UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2026
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure: AngloGold Ashanti Earnings Release for the Three Months and Six Months Ended 30
June 2026

2	Q2 2026 Earnings Release
31 July 2026

Q2 2026 EBITDA*(5) +46% to $2.0bn • Q2 2026 free cash flow* +36%
to $727m • YTD free cash flow* $1.9bn • Q2 2026 interim dividend of
$364m, or 72 cps • Proposed $2.0bn share repurchase programme approved • Net cash*(5) of $991m after debt buyback

London, Denver, Johannesburg, 31 July 2026 – AngloGold
Ashanti plc (“AngloGold Ashanti”, “AGA”, the “Company” or the
“Group”) said Q2 2026 free cash flow* rose 36% year-on-year to
$727m, further strengthening its balance sheet and providing for increased shareholder returns. The Company reaffirmed its 2026 annual guidance.(6)
“This result shows the strong cash generation capacity of our assets, and the resilience of our portfolio,” said CEO Alberto
Calderon. “We remain focused on managing the factors in our
control to optimise margins as we look to a production increase in the second half of the year.”
An interim dividend for Q2 2026 was declared of $364m, or 72
US cents per share. This takes the dividend declared for H1 2026 to $949m, or 188 US cents per share, compared to $469m, or
92.5 US cents per share declared in H1 2025. A proposed $2bn share buyback programme was approved by the Company’s
shareholders on 23 July 2026.
AngloGold Ashanti continues to focus on a series of key strategic initiatives: delivery of predictable operating results; providing competitive returns to shareholders; bringing a large, new
production centre into operation in southern Nevada in the United
States; the steady ramp-up of its Obuasi mine in Ghana; and
realising organic growth projects at its mines in Tanzania,
Guinea, Egypt and Brazil.
Earnings, free cash flow* increase even after
tax payments more than double
Cash flows continued to be robust in Q2 2026, underpinned by the steady operating performance. Cash generated from
operations for Q2 2026 rose 49% to $1.8bn, compared with
$1.2bn in Q2 2025, demonstrating the robust performance of the portfolio.
As expected, cash taxes for Q2 2026 more than doubled year-
over-year to $542m, from $237m in Q2 2025, representing the
higher gold price and improved profitability as well as timing of tax payments across the operating jurisdictions. Remaining 2026 cash taxes(3) are expected to be paid in equal quarterly
instalments of between $230m to $250m.
Headline earnings(4) increased 58% year-on-year to $1.0bn in Q2
2026 from $639m in Q2 2025, and EBITDA*(5) rose 46% year-on-
year to $2.0bn in Q2 2026, from $1.4bn in Q2 2025, supported by continued focus on cost management and a 35% increase year-
on-year in the average gold price received per ounce*(1) to
$4,446/oz.
Distributions to non-controlling interests of $234m in Q2 2026 were also markedly higher versus $150m in Q2 2025 and $162m
in Q1 2026.
Free cash flow* for H1 2026 more than doubled year-on-year to
$1.9bn.
Balance sheet supports disciplined capital
allocation
The Group’s balance sheet strengthened significantly as a result of the growth in free cash flow*, ending H1 2026 with net cash*(5)
of $991m, reversing the net debt*(5) position of $311m at 30 June
2025.
On 16 April 2026, the Group completed the repurchase of
approximately $666m principal amount of its outstanding bonds.
This bond buyback has reduced gross debt, lowered future
interest obligations, and partially eliminated maturities in 2028 and 2030, enhancing financial flexibility through the cycle.
To further optimise capital allocation, on 23 July 2026, the
Company’s shareholders approved a proposed share repurchase
programme for up to $2.0bn of AngloGold Ashanti’s ordinary
shares. This programme is expected to provide the Company
with an additional mechanism for shareholder returns, alongside the existing dividend framework, aligning AngloGold Ashanti’s capital allocation with its North American peer group. Crucially, the Group retains ample capacity to continue investing in safe, stable operations and funding its pipeline of high-return organic growth projects.
Steady production performance
Gold production for the Group(1)(2) was 744,000oz in Q2 2026 compared to 804,000oz in Q2 2025, mainly reflecting the sale of
Serra Grande in December 2025, lower production at Obuasi as a result of the previously reported contractor fatality in April 2026, and planned mine sequencing and maintenance across certain
operations. H2 2026 production is expected to be higher than in
H1 2026.
Underlying operational costs down $20/oz at
managed operations(1) partially offsetting
macro headwinds
The Company’s continued focus on rigorous cost discipline held total cash costs per ounce* for managed operations(1) at $1,431/
oz for H1 2026. External pressures included a $93/oz rise in royalties due to higher realised gold prices, $60/oz in inflationary

3	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Group Performance continued
impacts, specifically related to higher labour and mining
contractor costs, a $50/oz impact from foreign exchange
movements and the follow-on impact of rising oil price contributed a further $20/oz increase in costs. Crucially, structural efficiencies delivered through the Full Asset Potential programme reduced underlying, controllable costs by $20/oz in H1 2026 compared to
H1 2025.
Total cash costs per ounce* for the Group(1) rose to $1,480/oz in
Q2 2026 from $1,226/oz in Q2 2025, predominantly driven by
macroeconomic market factors representing a $216/oz increase, while operational factors contributed $29/oz.
The external factors included: general inflation (average CPI)
linked mainly to increases in labour and mining contractor costs
(+$71/oz); higher gold-price-linked royalties (+$67/oz); and
elevated fuel prices ($43/oz), reflecting the 45% increase in average Brent crude prices as the Company prioritised fuel
supply security during the ongoing US-Iran conflict. Foreign exchange headwinds added $35/oz, driven primarily by the year-
on-year strengthening of the Australian dollar (+10%), Brazilian real (+11%) and Ghanaian cedi (+9%) against the US dollar.
Management remains focused on the cost drivers within its
control. The Group’s Full Asset Potential programme and broader operational-improvement initiatives remain central to protecting margins and improving the efficiency and resilience of the
portfolio.
All-in sustaining costs per ounce* (“AISC”) for the Group(1) were
$2,039/oz in Q2 2026 compared with $1,666/oz in Q2 2025. The increase was mainly driven by the impact of lower gold sales and higher sustaining capital expenditure*, which rose to $332m in
Q2 2026, from $273m in Q2 2025.
The Company increased its investment in Mineral Reserve
development and mine life extensions, and advanced its pipeline of organic greenfield and brownfield growth projects.
Non-sustaining capital expenditure* doubled to $217m in Q2
2026, from $108m in Q2 2025.
Momentum and resilience at managed
operations
The tragic fatality of a contractor on 24 April 2026 at the Obuasi mine in Ghana was previously reported along with the Q1 2026 results in May. An investigation into the incident has been
completed and work is underway to implement corrective actions.
The Total Recordable Injury Frequency Rate (“TRIFR”) at the
Company’s managed operations improved to 0.79 injuries per
million hours worked in Q2 2026 compared to 0.86 injuries per million hours worked in Q1 2026.
Unlocking value from within the portfolio
AngloGold Ashanti has undertaken an in-depth review of its
portfolio to identify opportunities to create additional value from its current suite of operating assets. The Group has identified a pipeline of high-return, capital-efficient brownfield opportunities with the potential to increase gold production from 2029 onwards.
These opportunities span mining, processing and recovery
improvements at Obuasi, Geita, Sukari, Siguiri and Cuiabá. The
strategy is focused on leveraging existing infrastructure and ore bodies to bring forward potentially high-return ounces from
existing assets. Work is also underway to advance the longer-
term, Tier One growth opportunities from the North Bullfrog and
Arthur Gold projects in Nevada.
“We have two major advantages – world class greenfield growth projects in Nevada, and a wealth of untapped value right inside our existing mines,” said CEO Alberto Calderon. “Our priority is to unlock it, boosting production, extending life and lowering unit costs by expanding capacity and using the infrastructure we
already have in place. This high-return brownfield growth is anticipated to be highly efficient.”
Cerro Vanguardia, Argentina

4	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Group Performance continued
Guidance on track with an improved H2 2026(6)
Gold production is expected to be significantly weighted toward
H2 2026. As production volumes increase, unit costs are
expected to trend lower during H2 2026. Full-year 2026 guidance for gold production, costs and capital expenditure, which was issued in February 2026, remains unchanged.
(1)The term “managed operations” refers to subsidiaries managed by
AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti's share of attributable earnings and are not managed by AngloGold Ashanti.
Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.
(2)Includes gold concentrate from the Cuiabá mine sold to third parties.
(3)Subject to macroeconomic factors, primarily realised gold prices. Tax payment estimates reflect consensus market gold price forecasts for the remainder of 2026 and are subject to change.
(4)The financial measures “headline earnings (loss)” and “headline earnings
(loss) per share” are not calculated in accordance with IFRS® Accounting
Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at
the request of the Johannesburg Stock Exchange Limited (JSE).
These measures are required to be disclosed by the JSE Listings
Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange Commission (“SEC”) applicable to the use and disclosure of
Non-GAAP financial measures.
(5)To enhance comparability with industry peers, AngloGold Ashanti will present net debt (cash)* and EBITDA* as well as its net debt (cash)* to
EBITDA* ratio (leverage ratio), which are Non-GAAP financial measures, and will not further adjust these metrics in its reporting. Comparative periods will also reflect this change.
(6)Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti’s external auditors.
Other unknown or unpredictable factors, or factors outside the Company’s control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti’s future results and no assurance can be given that any expectations expressed by AngloGold
Ashanti will prove to have been correct. Measures taken at AngloGold
Ashanti’s operations together with AngloGold Ashanti’s business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold
Ashanti’s annual report on Form 20-F for the financial year ended 31
December 2025 filed with the SEC.
*Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Iduapriem, Ghana

5	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Group Performance continued

Financial results	Quarter	Quarter		Six months	Six months
	ended	ended	%	ended	ended	%
	Jun	Jun	Variance	Jun	Jun	Variance
US Dollar millions, except as otherwise noted	2026	2025		2026	2025
Average gold price received*(1) ($/oz)	4,446	3,287	35%	4,650	3,089	51%
EBITDA*(5) ($m)	1,974	1,353	46%	4,265	2,349	82%
Headline earnings(4) ($m)	1,010	639	58%	2,295	1,087	111%
Capital expenditure - Group(1) ($m)	549	381	44%	1,016	717	42%
Net cash flow from operating activities ($m)	1,432	1,018	41%	3,141	1,743	80%
Free cash flow* ($m)	727	535	36%	1,895	938	102%
Net debt (cash)*(5) ($m)	(991)	311	N/M	(991)	311	N/M

N/M: Not meaningful

Financial highlights
•EBITDA*(5) rose by 46% year-on-year to $1,974m for Q2 2026, compared to $1,353m for Q2 2025, mainly due to the higher average gold price received per ounce*
•Free cash flow* rose by 36% year-on-year to $727m in Q2 2026, from $535m in Q2 2025
•Headline earnings(4) rose 58% year-on-year to $1,010m in Q2 2026, from $639m in Q2 2025; headline earnings(4) per share was up 58% year-on-year to 198 US cents per share in Q2 2026, from 125 US cents per share in Q2 2025
•Total capital expenditure for the Group(1) increased 44% year-on-year to $549m for Q2 2026, from $381m in Q2 2025, including
$332m in sustaining capital expenditure* and $217m in non-sustaining capital expenditure*, reflecting strategic portfolio reinvestment
•Net debt*(5) ended in a net cash*(5) position of $991m at 30 June 2026
•Interim dividend of 72 US cents/share declared for Q2 2026

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

6	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Group Performance continued

Operating results	Quarter	Quarter		Six months	Six months
	ended	ended	%	ended	ended	%
	Jun	Jun	Variance	Jun	Jun	Variance
US Dollar millions, except as otherwise noted	2026	2025		2026	2025
Gold production - Group(1)(2) (koz)	744	804	(7)%	1,468	1,524	(4)%
Gold production - Managed operations(1)(2)(koz)	668	729	(8)%	1,334	1,386	(4)%
Total cash costs* - Group(1) ($/oz)	1,480	1,226	21%	1,436	1,224	17%
Total cash costs* - Managed operations(1) ($/oz)	1,486	1,241	20%	1,431	1,228	17%
AISC* - Group(1) ($/oz)	2,039	1,666	22%	1,998	1,654	21%
AISC* - Managed operations(1) ($/oz)	2,073	1,694	22%	2,027	1,676	21%

Operational highlights
•TRIFR at managed operations was 0.79 injuries per million hours worked in Q2 2026, compared to 0.86 injuries per million hours worked in Q1 2026
•Gold production for the Group(1)(2) decreased by 7% year-on-year in Q2 2026 to 744koz compared to 804koz in Q2 2025;
excluding Serra Grande, there was a 6% year-on-year decrease in Q2 2026
•Gold production from managed operations(1)(2) decreased by 8% year-on-year to 668koz in Q2 2026, down from 729koz in Q2
2025, with the main decreases at Obuasi, Sunrise Dam and Geita; excluding Serra Grande, there was a 6% year-on-year decrease in Q2 2026
•Tropicana delivered 93,000oz in Q2 2026, a significant 43% year-on-year increase from Q2 2025, with a higher proportion of open pit ore being mined and processed, while Cuiabá also grew production by 6% year-on-year
•Obuasi’s gold production dropped 32% year-on-year in Q2 2026, mainly stemming from operational and equipment challenges, compounded by the operational disruption in Q2 2026 linked to the rock pass incident that resulted in a contractor fatality in April
2026
•Total cash costs per ounce* for the Group(1) increased 21% year-on-year to $1,480/oz in Q2 2026, from $1,226/oz in Q2 2025;
AISC per ounce* for the Group(1) rose 22% year-on-year to $2,039/oz in Q2 2026, from $1,666/oz in Q2 2025
•Total cash costs per ounce* from managed operations(1) increased 20% year-on-year to $1,486/oz in Q2 2026, from $1,241/oz in Q2 2025 mainly due to the impact of lower gold production and market-driven factors, with increases in labour and mining contractor costs, higher gold royalty costs, higher fuel costs, as well as a stronger foreign currency exchange rate against the
US Dollar
•AISC per ounce* from managed operations(1) rose 22% year-on-year to $2,073/oz in Q2 2026, from $1,694/oz in Q2 2025, reflecting the impact of lower gold sales, higher total cash costs per ounce* and higher sustaining capital expenditure*
reinvestment
•AngloGold Ashanti reaffirmed its full-year 2026 guidance, with gold production, cost and capital spending expected to remain within the guided ranges(6)

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

7	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Group Financial and Operating Key Statistics

Key statistics		Quarter	Quarter	Six months	Six months
		ended	ended	ended	ended
		Jun	Jun	Jun	Jun
US Dollar millions, except as otherwise noted		2026	2025	2026	2025
Operating review
Gold
Produced - Group(1)(2)(3)	- oz (000)	744	804	1,468	1,524
Produced - Managed operations(1)(2)(3)	- oz (000)	668	729	1,334	1,386
Produced - Non-managed joint ventures(1)	- oz (000)	76	75	134	138

Sold - Group(1)(2)(3)	- oz (000)	753	801	1,472	1,538
Sold - Managed operations(1)(2)(3)	- oz (000)	682	732	1,332	1,403
Sold - Non-managed joint ventures(1)	- oz (000)	71	69	140	135

Financial review
Gold income	- $m	3,034	2,407	6,188	4,334
Cost of sales - Group(1)	- $m	1,528	1,355	2,944	2,585
Cost of sales - Managed operations(1)	- $m	1,401	1,248	2,694	2,372
Cost of sales - Non-managed joint ventures(1)	- $m	127	107	250	213
Total operating costs	- $m	1,063	942	2,062	1,775
Gross profit	- $m	1,703	1,197	3,646	2,036

Average gold price received per ounce* - Group(1)	- $/oz	4,446	3,287	4,650	3,089
Average gold price received per ounce* - Managed operations(1)	- $/oz	4,448	3,287	4,647	3,090
Average gold price received per ounce* - Non-managed joint ventures(1)	- $/oz	4,431	3,285	4,672	3,078
All-in sustaining costs per ounce* - Group(1)	- $/oz	2,039	1,666	1,998	1,654
All-in sustaining costs per ounce* - Managed operations(1)	- $/oz	2,073	1,694	2,027	1,676
All-in sustaining costs per ounce* - Non-managed joint ventures(1)	- $/oz	1,710	1,367	1,715	1,414
Total cash costs per ounce* - Group(1)	- $/oz	1,480	1,226	1,436	1,224
Total cash costs per ounce* - Managed operations(1)	- $/oz	1,486	1,241	1,431	1,228
Total cash costs per ounce* - Non-managed joint ventures(1)	- $/oz	1,426	1,081	1,482	1,193

Profit for the period	- $m	1,192	806	2,654	1,348
EBITDA*(5)	- $m	1,974	1,353	4,265	2,349
Total borrowings	- $m	1,778	2,297	1,778	2,297
Net debt (cash)*(5)	- $m	(991)	311	(991)	311

Profit attributable to equity shareholders	- $m	1,002	669	2,283	1,112
	- US cents/share	197	132	448	219
Headline earnings(4)	- $m	1,010	639	2,295	1,087
	- US cents/share	198	125	451	214
Net cash inflow from operating activities	- $m	1,432	1,018	3,141	1,743
Free cash flow*	- $m	727	535	1,895	938
Capital expenditure - Group(1)	- $m	549	381	1,016	717
Capital expenditure - Managed operations(1)	- $m	487	350	915	653
Capital expenditure - Non-managed joint ventures(1)	- $m	62	31	101	64

(1) The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti’s share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.

(2) Includes gold concentrate from the Cuiabá mine sold to third parties In Q2 2026 and H1 2026.
(3) Includes gold production and gold sold for the Serra Grande operation, which was sold on 1 December 2025, comprising 16,000oz for Q2 2025 and 26,000oz for H1 2025.
(4) The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg
Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange Commission (“SEC”) applicable to the use and disclosure of Non-GAAP financial measures.

(5) To enhance comparability with industry peers, AngloGold Ashanti will present net debt (cash)* and EBITDA* as well as its net debt (cash)* to EBITDA* ratio
(leverage ratio), which are Non-GAAP financial measures, and will not further adjust these metrics in its reporting. Comparative periods will also reflect this change.

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

8	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Group Financial and Operating Results
Quarterly Review
Gold production
Group gold production for Q2 2026 totalled 744,000oz, a 7%
decrease year-on-year from 804,000oz in Q2 2025. Excluding
Serra Grande, which produced 16,000oz in Q2 2025 and was
sold on 1 December 2025, there was a 6% year-on-year
decrease in gold production for the Group in Q2 2026 compared to Q2 2025.
Tropicana (+28koz) recorded a significant year-on-year increase in gold production in Q2 2026, primarily due to open pit recovered grade increasing year-on-year from 0.83g/t in Q2 2025 to 1.56g/t in Q2 2026, mainly driven by higher-grade from the Havana 4 pit where mining was completed in Q2 2026. Going forward, mining is planned to focus on the Havana 6 pit, where average grade is expected to be lower. Cuiabá (+4koz) delivered a strong Q2
2026, with total tonnes treated increasing by 10% year-on-year, and Kibali (+1koz) had a modest increase.
Obuasi (-23koz) was impacted by a 30% year-on-year reduction in tonnes treated in Q2 2026, mainly due to a decrease in
underground ore mined stemming from equipment breakdowns,
operator availability constraints and operational delays,
compounded by the rock pass incident and related contractor
fatality in April 2026 that resulted in a stoppage through the beginning of Q2 2026 and which rendered the KMS area
unavailable for about two weeks.
Geita (-22koz) experienced a planned 17% year-on-year decline in mill head grade in Q2 2026, mainly driven by lower
Nyamulilima open pit grades. Sunrise Dam (-12koz) was mainly impacted by lower underground tonnes and grade resulting
primarily from lower equipment availability. Gold production at
Sukari (-10koz) decreased year-on-year mainly due to lower
mined grades from open pit operations, partially offset by
improved plant recoveries year-on-year. There were also modest year-on-year decreases at Siguiri (-7koz), Iduapriem (-2koz) and
Cerro Vanguardia (-1koz) in Q2 2026.
Group gold production for H1 2026 totalled 1,468,000oz, a 4%
decrease from 1,524,000oz in H1 2025. This year-on-year
reduction was driven primarily by decreases at Sunrise Dam,
Obuasi, Sukari, Siguiri, Geita and Kibali. Excluding Serra Grande,
which produced 26,000oz in H1 2025 and was sold on 1
December 2025, there was a marginal 2% year-on-year decrease in gold production for the Group in H1 2026 compared to H1
2025.
Costs
Total cash costs per ounce* for the Group increased by 21%
year-on-year to $1,480/oz in Q2 2026, compared to $1,226/oz in
Q2 2025. The increase was driven primarily by market-related factors which resulted in an estimated 18% year-on-year increase in total cash costs per ounce*. Inflation mainly driven by higher labour and mining contractor costs increased total cash costs per ounce* year-on-year by an estimated 6%, reflecting consumer
price index (“CPI”) movements in the jurisdictions where the
Group operates, in addition to market-related increases in fuel prices which resulted in an estimated 4% year-on-year increase in total cash costs per ounce*. Higher royalty costs linked to the stronger average gold price received per ounce*, resulted in an estimated 5% year-on-year increase in total cash costs per
ounce*, and a stronger foreign currency exchange rate against the US dollar resulted in an estimated 3% year-on-year increase in total cash costs per ounce*.
Managed operations recorded a 20% year-on-year increase in
total cash costs per ounce*, rising from $1,241/oz in Q2 2025 to
$1,486/oz in Q2 2026. The impact of the higher gold royalties, inflation from higher labour and mining contractor costs and lower gold production from most of the managed portfolio were partially offset by stronger year-on-year production performances at
Tropicana and Cuiabá, including higher by-product revenue at
Cerro Vanguardia due to the higher silver price received in Q2
2026.
Total cash costs per ounce* at the Group’s non-managed joint ventures increased by 32% year-on-year to $1,426/oz in Q2
2026, compared to $1,081/oz in Q2 2025. The increase was
primarily driven by higher gold price-linked royalties, and higher labour, mining contractor, and fuel costs at Kibali.
All-in sustaining costs per ounce* (“AISC”) for the Group
increased by 22% year-on-year to $2,039/oz in Q2 2026,
compared to $1,666/oz in Q2 2025. At the managed operations,
AISC per ounce* increased by 22% year-on-year to $2,073/oz in
Q2 2026, up from $1,694/oz in Q2 2025, primarily due to higher operating costs and sustaining capital expenditure*, and lower gold sales year-on-year. AISC per ounce* at the non-managed
joint ventures increased by 25% year-on-year to $1,710/oz in Q2
2026, from $1,367/oz in Q2 2025, mainly due to a year-on-year increase in total cash costs per ounce* and higher sustaining capital expenditure*.
Total cash costs per ounce* for the Group increased by 17%
year-on-year to $1,436/oz in H1 2026, compared to $1,224/oz in
H1 2025. The increase was driven primarily by market-related factors increasing costs by an estimated 18% year-on-year,
partially offset by higher by-product revenue. Higher royalty costs linked to the stronger average gold price received per ounce*, resulted in an estimated 7% year-on-year increase in total cash costs per ounce*. In addition, inflation mainly driven by higher labour and mining contractor costs increased total cash costs per ounce* year-on-year by an estimated 5%, higher fuel prices
resulted in an estimated marginal 2% year-on-year increase in total cash costs per ounce*, and a stronger foreign currency exchange rate against the US dollar resulted in an estimated 4%
year-on-year increase in total cash costs per ounce*.
Siguiri, Guinea

9	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Group Financial and Operating Results continued
Quarterly Review
Managed operations recorded a 17% year-on-year increase in
total cash costs per ounce*, rising from $1,228/oz in H1 2025 to
$1,431/oz in H1 2026. The impact of the market-driven increases in total cash costs per ounce* and lower gold production from
Obuasi, Siguiri, Geita, Sukari and Sunrise Dam were partially offset by stronger year-on-year production performances at
Tropicana and Cuiabá, and higher by-product revenue at Cerro
Vanguardia due to the higher silver price received in H1 2026.
Total cash costs per ounce* at the Group’s non-managed joint ventures increased by 24% year-on-year to $1,482/oz in H1
2026, compared to $1,193/oz in H1 2025. The increase was
primarily driven by the impact of lower gold production, higher gold price-linked royalties, and higher labour, mining contractor, and fuel costs at Kibali.
AISC per ounce* for the Group increased by 21% year-on-year to
$1,998/oz in H1 2026, compared to $1,654/oz in H1 2025. At the managed operations, AISC per ounce* increased by 21% year-
on-year to $2,027/oz in H1 2026, up from $1,676/oz in H1 2025, primarily due to higher year-on-year total cash costs per ounce*
and sustaining capital expenditure*. AISC per ounce* at the non-
managed joint ventures increased by 21% year-on-year to
$1,715/oz in H1 2026, from $1,414/oz in H1 2025, mainly due to year-on-year increases in total cash costs per ounce* and
sustaining capital expenditure*, partially offset by an increase in gold sales.
EBITDA*
Earnings before interest, tax, depreciation and amortisation*
(“EBITDA*”) for Q2 2026 increased to $1,974m, up from $1,353m in Q2 2025. This strong year-on-year growth was mainly
underpinned by a favourable operating and market environment, including a higher average gold price received per ounce*, higher by-product revenue, higher equity earnings from associates and non-managed joint ventures, and lower costs related to legacy tailings storage facilities (“TSFs”). Q2 2025 included costs relating to mining contractor rate adjustments, and a loss on disposal of the Doropo and ABC projects in Côte d’Ivoire, which were partly offset by an impairment reversal at Serra Grande, all of which did not reoccur in Q2 2026 (or H1 2026).
These positive contributions were partially offset by lower gold sales volumes, and higher total operating costs (mainly driven by increased royalty expenses and global inflation primarily due to increases in labour, mining contractor and fuel costs).
EBITDA* for H1 2026 increased to $4,265m, up from $2,349m in
H1 2025, underpinned by the same positive drivers as the year-
on-year growth for Q2 2026. In addition to the same offsetting factors noted for Q2 2026, higher corporate costs also partially offset the positive contributions in H1 2026.
Earnings
Basic earnings (profit attributable to equity shareholders) for Q2
2026 were $1,002m, or 197 US cents per share, compared to
$669m, or 132 US cents per share, in Q2 2025. The strong year-
on-year increase was largely driven by a higher average gold price received per ounce*, higher by-product revenue, higher equity earnings from associates and non-managed joint ventures, and lower costs related to legacy TSFs. Q2 2025 included costs relating to mining contractor rate adjustments, and a loss on disposal of the Doropo and ABC projects in Côte d’Ivoire, which were partly offset by an impairment reversal at Serra Grande, all of which did not reoccur in Q2 2026 (or H1 2026).
These positive contributions were partially offset by lower gold sales volumes, higher total operating costs (mainly driven by increased royalty expenses and global inflation primarily due to increases in labour, mining contractor and fuel costs), and a higher tax charge.
Basic earnings (profit attributable to equity shareholders) for H1
2026 were $2,283m, or 448 US cents per share, compared to
$1,112m, or 219 US cents per share, in H1 2025, underpinned by the same positive drivers and offsetting factors that supported the year-on-year growth for Q2 2026.
Headline earnings‡ for Q2 2026 were $1,010m, or 198 US cents per share, compared to $639m, or 125 US cents per share, in Q2
2025. The increase in headline earnings‡ reflects the same key drivers that supported the rise in basic earnings during Q2 2026.
In addition, headline earnings‡ excludes impairments, reversals of impairment, asset derecognitions and losses (profits) on
disposal of assets and taxes thereon.
Headline earnings‡ for H1 2026 were $2,295m, or 451 US cents per share, compared to $1,087m, or 214 US cents per share, for
H1 2025. The increase in headline earnings‡ reflects the same key drivers that supported the rise in basic earnings during H1
2026.
‡The financial measures “headline earnings (loss)” and “headline earnings
(loss) per share” are not calculated in accordance with IFRS® Accounting
Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at
the request of the Johannesburg Stock Exchange Limited (JSE). These
measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.
Cash flow
Net cash inflow from operating activities reached $1,432m in Q2
2026, representing a 41% year-on-year increase from $1,018m in
Q2 2025. This strong performance was underpinned by a higher average gold price received per ounce* and higher dividends
received from joint ventures. These gains were partially offset by lower gold sales volumes from managed operations, higher total operating costs and increased tax payments.
After accounting for capital expenditure, loan repayments from
Kibali, and distributions to non-controlling interests, the Company generated a free cash inflow* of $727m in Q2 2026, compared to
$535m in Q2 2025.
Net cash inflow from operating activities was $3,141m for H1
2026, an 80% increase year-on-year from $1,743m for H1 2025.
This strong performance was primarily driven by a higher
average gold price received per ounce* and higher dividends
received from joint ventures. These benefits were partially offset by lower gold sales volumes from managed operations, higher
total operating costs, and increased tax payments. After
accounting for capital expenditure, loan repayments from Kibali, distributions to non-controlling shareholders, the Company
generated a free cash inflow* of $1,895m in H1 2026, compared to $938m in H1 2025.
The dividend policy targets a 50% payout of annual free cash flow*, subject to maintaining a net debt* to EBITDA* ratio of no higher than 1.0 times. The interim dividend for Q2 2026, is 72 US cents per share.

10	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Group Financial and Operating Results continued
Quarterly Review
During Q2 2026, AngloGold Ashanti received $129m in dividends and $16m in loan repayments from the Kibali joint venture,
compared to $18m in dividends and $17m in loan repayments in
Q2 2025. The Company’s attributable share of outstanding cash balances awaiting repatriation from the Democratic Republic of the Congo (“DRC”) was $60m at 30 June 2026, down from
$146m at 31 March 2026.
Free cash flow* during Q2 2026 was impacted by ongoing
movements in value-added tax (“VAT”) recoveries at Geita and
Kibali and foreign exchange controls at Cerro Vanguardia
(“CVSA”):
•In Tanzania, the net overdue recoverable VAT input credit
balance (after discounting provisions) increased by $34m
during Q2 2026 to $184m at 30 June 2026, up from $150m at
31 March 2026. This increase was due to new claims totalling
$27m submitted during the period and a decrease in the
discounting provision of $8m, partially offset by foreign
exchange losses of $1m. AngloGold Ashanti expects to
continue offsetting eligible VAT claims against corporate taxes as part of its recovery strategy.
•In the DRC, the Company’s attributable share of the net
recoverable VAT balance (including fuel duties and after
discounting provisions) increased by $14m during Q2 2026 to
$77m at 30 June 2026, up from $63m at 31 March 2026. This
increase was due to new claims totalling $9m submitted
during the period, a decrease in the discounting provision of
$2m and foreign exchange gains of $3m.
•In Argentina, CVSA’s cash balance decreased by $102m#
during Q2 2026 to $169m# at 30 June 2026, down from
$271m# at 31 March 2026. The cash remains available for
CVSA’s operational and exploration requirements.
During Q2 2026, CVSA’s 2025 local financial statements
were completed, and the relevant dividend distribution was
approved. All offshore dividends related to 2025 of $176m
were paid during Q2 2026 by utilising a currency swap
mechanism to secure the required US dollars.
#US dollar equivalent and at prevailing exchange rates.
Sunrise Dam, Australia

11	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Group Financial and Operating Results continued
Quarterly Review

Free cash flow*	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
US Dollar millions, except as otherwise noted	2026	2025	2026	2025
Net cash flow from operating activities	1,432	1,018	3,141	1,743
Repayment of loans advanced to joint ventures	16	17	66	77
Distributions to non-controlling interests	(234)	(150)	(397)	(229)
Operating cash flow	1,214	885	2,810	1,591
Capital expenditure on tangible and intangible assets	(487)	(350)	(915)	(653)
Free cash flow*	727	535	1,895	938

*Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.
Balance sheet and liquidity
During Q2 2026, net debt* ended in a cash position, despite the payment of $827m in dividends during Q2 2026. Net cash* at 30
June 2026 was $991m, compared to net cash* of $868m at
31 March 2026.
At 30 June 2026, the balance sheet remained robust, supported by significant available liquidity. This included the undrawn
$1.4bn multi-currency revolving credit facility (“RCF”), and the undrawn $65m Siguiri RCF. The $489m Geita RCF was fully
drawn at 30 June 2026. AngloGold Ashanti held approximately
$2.8bn in cash and cash equivalents at 30 June 2026, bringing
Group liquidity to approximately $4.2bn at 30 June 2026.
On 16 April 2026, the Group completed the repurchase of
approximately $666m principal amount of its outstanding bonds.
This bond buyback has reduced gross debt and future interest obligations, and lowered maturities in 2028 and 2030, enhancing financial flexibility through the cycle.
Capital expenditure
During Q2 2026, sustaining capital expenditure* of the Group increased by 22% year-on-year to $332m, compared to $273m in
Q2 2025. Sustaining capital expenditure* at managed operations rose by 20% year-on-year to $314m in Q2 2026, up from $262m
in Q2 2025. This increase was primarily driven by Sukari’s
increased capital expenditure profile that included major projects such as booster station 3 and fleet replacement in Q2 2026 and increased Mineral Reserve development at Iduapriem. At non-
managed joint ventures, sustaining capital expenditure*
increased by 64% year-on-year to $18m in Q2 2026, from $11m
in Q2 2025. This was primarily driven by Kibali's increased
investment in mining equipment and fleet rebuilds to enhance underground and open-pit fleet availability.
Non-sustaining capital expenditure* for the Group was $217m in
Q2 2026, a 101% increase year-on-year from $108m in Q2 2025.
At managed operations, non-sustaining capital expenditure* rose by 97% year-on-year to $173m, from $88m in Q2 2025. This
increase was largely due to capital spending on growth projects linked to the advancement of North American initiatives, TSF expenditure at Siguiri, and an increase in Sukari’s open pit waste stripping. This increase was partially offset by reduced growth capital expenditure at Iduapriem as a result of the completion of the Beposo TSF Phase 2 project in 2025.
Non-managed joint ventures recorded a 120% year-on-year
increase in non-sustaining capital expenditure* to $44m in Q2
2026, from $20m in Q2 2025, mainly driven by higher
expenditure at Kibali on waste stripping for the Pamao deposition project and underground equipment.
During H1 2026, sustaining capital expenditure* of the Group increased by 25% year-on-year to $638m, compared to $509m in
H1 2025. Sustaining capital expenditure* at managed operations increased by 25% year-on-year to $604m in H1 2026, up from
$485m in H1 2025. This increase was primarily driven by
increased Mineral Reserve development at Iduapriem and early acquisition of additional mining fleet at Siguiri. At non-managed joint ventures, sustaining capital expenditure* increased by 42%
year-on-year to $34m in H1 2026, from $24m in H1 2025, mainly reflecting higher expenditure at Kibali on mining equipment and rebuilds to enhance both underground and open-pit fleet
availability.
Non-sustaining capital expenditure* for the Group was $378m in
H1 2026, an 82% increase year-on-year from $208m in H1 2025.
At managed operations, non-sustaining capital expenditure*
increased by 85% year-on-year to $311m, from $168m in H1
2025, largely due to increased expenditure on growth projects, stemming from the progress of North American initiatives during
H1 2026. Siguiri’s non-sustaining capital expenditure* increased mainly due to higher TSF 1 capital expenditure and TSF 2
feasibility studies costs, while at Sukari the increase was as a result of increased waste stripping.
Non-managed joint ventures recorded a 68% year-on-year
increase in non-sustaining capital expenditure* to $67m in H1
2026, from $40m in H1 2025. This increase was mainly driven by higher expenditure at Kibali on waste stripping for the Pamao deposition project, FTSE 2 construction and ARK drilling, partially offset by reduced expenditure on grade control drilling and power.
*Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Sukari, Egypt

12	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Regions Financial and Operating Results
Quarter in review
Regional view
Africa region
Notes
(a)Operated by Barrick Mining
Corporation (Barrick)
In the Africa region, managed operations produced 408,000oz
at a total cash cost* of $1,491/oz in Q2 2026, compared to
472,000oz at a total cash cost* of $1,134/oz in Q2 2025. Non-
managed joint ventures produced (on an attributable basis)
76,000oz at a total cash cost* of $1,426/oz in Q2 2026,
compared to 75,000oz at a total cash cost* of $1,081/oz in Q2
2025.
Managed operations produced 831,000oz at a total cash cost* of
$1,434/oz in H1 2026, compared to 879,000oz at a total cash
cost* of $1,138/oz in H1 2025.
Non-managed joint ventures produced (on an attributable basis)
134,000oz at a total cash cost* of $1,482/oz in H1 2026,
compared to 138,000oz at a total cash cost* of $1,193/oz in H1
2025.
In Ghana, at Iduapriem, gold production was 47,000oz at a total cash cost* of $2,189/oz for Q2 2026, compared to 49,000oz at a total cash cost* of $1,663/oz during Q2 2025. Gold production decreased by 4% year-on-year in Q2 2026 compared to Q2
2025, mainly due to a lower throughput rate to manage residence time, an increase in plant downtime resulting in a 3% year-on-
year decrease in tonnes treated, and varied ore supply from
mining resulting in a lower head grade in Q2 2026. Total cash costs per ounce* increased by 32% year-on-year in Q2 2026
compared to Q2 2025, primarily driven by the impact of lower production and higher operating costs linked to increases in royalty rates, higher mining contractor costs and a rise in fuel prices, partially offset by a build-up of ore stockpile inventory and decreased stores costs.
Gold production was 91,000oz at a total cash cost* of $1,970/oz for H1 2026, compared to 89,000oz at a total cash cost* of
$1,586/oz in H1 2025. Gold production marginally increased by
2% year-on-year in H1 2026 compared to H1 2025, largely due to a 15% increase in tonnes treated year-on-year resulting from a seventeen-day plant shutdown in H1 2025 to investigate and
repair a tear in the lining of the Beposo TSF. The benefit of the increase in tonnes treated was partially offset by a 12% year-on-
year decrease in recovered grade due to limited high-grade ore from Block 7&8.
Total cash costs per ounce* increased by 24% year-on-year in H1
2026 compared to H1 2025, mainly driven by elevated royalties associated with increased royalty rates and a stronger gold price, increased fuel prices, and higher labour and mining contractor costs, partially offset by the benefit of higher cost capitalised and lower grinding media costs.
At Obuasi, gold production was 48,000oz at a total cash cost* of
$1,998/oz for Q2 2026, compared to 71,000oz at a total cash
cost* of $1,299/oz during Q2 2025. Gold production decreased by 32% year-on-year in Q2 2026 compared to Q2 2025, primarily due to an operational disruption from a contractor fatality in April
2026 following a release of waste material from an underground ore pass. The disruption constrained access to planned high
grade stopes and reduced ore delivery resulting in lower plant throughput and recovered grade year-on-year. Total cash costs per ounce* increased by 54% year-on-year in Q2 2026 compared to Q2 2025, primarily driven by the impact of lower production, increased royalties linked to a stronger gold price and higher fuel costs associated with increased fuel prices and longer haulage distances due to constrained stope access, partially offset by lower labour, mining contractor and material stores costs.
Gold production was 111,000oz at a total cash cost* of $1,713/oz for H1 2026, compared to 125,000oz at a total cash cost* of
$1,293/oz in H1 2025. Gold production decreased by 11% year-
on-year in H1 2026 compared to H1 2025, mainly due to an
operational disruption following a contractor fatality in April 2026 that resulted in a temporary stoppage in Q2 2026, equipment
breakdowns, and operator availability constraints reducing
underground ore delivery to the plant. Recovered grade
decreased by 6% year-on-year driven by lower head grade and
2% lower plant recoveries. Total cash costs per ounce* increased by 32% year-on-year in H1 2026 compared to H1 2025, mainly
due to the impact of lower output and higher operating costs associated with increased royalties linked to a stronger gold price and higher fuel and mining contractor costs, partially offset by decreased engineering material costs due to reduced
maintenance activity.
In Guinea, at Siguiri, gold production was 78,000oz at a total cash cost* of $1,995/oz for Q2 2026, compared to 85,000oz at a total cash cost* of $1,663/oz in Q2 2025. Gold production
decreased by 8% year-on-year in Q2 2026 compared to Q2
2025, mainly due to an 8% year-on-year decrease in tonnes
treated due to a three-day planned plant shutdown and other
maintenance related stoppages which reduced plant availability and impacted plant throughput year-on-year. Total cash costs per ounce* increased by 20% year-on-year in Q2 2026 compared to
Q2 2025, mainly due to higher operating costs linked to
increased labour and mining contractor costs, higher material stores costs associated with increased maintenance activity at the TSF, higher fuel costs linked to increased fuel prices and increased royalties associated with a stronger gold price, partially offset by lower volume-related processing costs.
Gold production was 153,000oz at a total cash cost* of $1,946/oz for H1 2026, compared to 165,000oz at a total cash cost* of
$1,595/oz in H1 2025. Gold production decreased by 7% year-
on-year in H1 2026 compared to H1 2025, largely due to a 9%
year-on-year decrease in tonnes treated due to limited capacity for tailings deposition in Q1 2026 and a planned plant shutdown and other plant maintenance decreasing plant throughput in Q2
2026. Total cash costs per ounce* increased by 22% year-on-
year in H1 2026 compared to H1 2025, mainly due to the impact of lower production, a depletion of ore stockpiles, and higher operating costs related to increased royalties as a result of a stronger gold price, elevated fuel prices, increased labour and mining contractor costs and higher material stores costs linked to increased maintenance activity at the TSF.

13	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Regions Financial and Operating Results continued
Quarter in review
In Tanzania, at Geita, gold production was 116,000oz at a total cash cost* of $1,230/oz for Q2 2026, compared to 138,000oz at a total cash cost* of $955/oz in Q2 2025. Gold production
decreased by 16% year-on-year in Q2 2026 compared to Q2
2025, mainly due to a planned 17% year-on-year decrease in
head grade driven by 20% lower mined grades from Nyamulilima open pit, partly offset by a 1% increase in plant throughput and plant recoveries year-on-year, benefitting from improved grinding and steady carbon-in-leach (“CIL”) circuit operation. Total cash costs per ounce* increased by 29% year-on-year in Q2 2026
compared to Q2 2025, mainly driven by the impact of lower
production, updated mining contractor rates, increased royalties linked to a higher gold price, as well as higher fuel and material stores costs, partially offset by lower labour costs and a build-up of ore stockpile inventory.
Gold production was 244,000oz at a total cash cost* of $1,183/oz for H1 2026, compared to 254,000oz at a total cash cost* of
$985/oz in H1 2025. Gold production decreased by 4% year-on-
year in H1 2026 compared to H1 2025, mainly due to lower
mined grades year-on-year from both open pit and underground operations, partially offset by an increase in tonnes treated from improved plant availability year-on-year. H1 2025 was impacted by a ball mill shutdown in Q2 2025 resulting in lower throughput rates in H1 2025. Total cash costs per ounce* increased by 20%
year-on-year in H1 2026 compared to H1 2025, mainly due to
higher operating costs linked to increased royalties associated with a higher gold price, elevated mining contractor rates, as well as higher stores, fuel and services costs to support increased backfilling activities, partially offset by a build-up of metal inventory and lower labour costs.
In Egypt, at Sukari, gold production was 119,000oz at a total cash cost* of $940/oz in Q2 2026, compared to 129,000oz at a total cash cost* of $681/oz in Q2 2025. Gold production
decreased by 8% year-on-year in Q2 2026 compared to Q2
2025, mainly due to lower mined grades year-on-year from open pit operations, partially offset by improved plant recoveries year-
on-year and steady plant performance driven by optimised side-
feeder utilisation, minimised downtime, and strong SAG mill
ramp-up which improved overall mill availability. Total cash costs per ounce* increased by 38% year-on-year in Q2 2026 compared to Q2 2025, mainly due to the impact of lower production and increased operating costs linked to revised mining contractor rates, elevated fuel prices and higher royalties linked to a stronger gold price, partially offset by lower services costs and a build-up of gold in process inventory.
Gold production was 232,000oz at a total cash cost* of $1,020/oz for H1 2026, compared to 246,000oz at a total cash cost* of
$750/oz in H1 2025. Gold production decreased by 6% year-on-
year in H1 2026 compared to H1 2025, mainly due to lower
mined grades from underground operations year-on-year,
partially offset by improved plant throughput driven by increased ore delivery from underground operations and improved plant
availability year-on-year. Total cash costs per ounce* increased by 36% year-on-year in H1 2026 compared to H1 2025, primarily driven by the impact of lower production and increased operating costs linked to increases in fuel prices, a rise in mining contractor rates and a drawdown of metal inventory.
In the DRC, at Kibali, gold production (on an attributable basis)
was 76,000oz at a total cash cost* of $1,426/oz for Q2 2026, compared to 75,000oz at a total cash cost* of $1,081/oz in Q2
2025. Gold production marginally increased by 1% year-on-year in Q2 2026 compared to Q2 2025, mainly driven by a stronger
open pit mining performance in Q2 2026, partially offset by a 3%
year-on-year decrease in tonnes treated. Total cash costs per ounce* increased by 32% year-on-year in Q2 2026 compared to
Q2 2025, mainly driven by increased labour and services costs, higher royalties linked to the elevated gold price, increased fuel prices, and a drawdown of metal inventory, partially offset by lower stores costs.
Gold production (on an attributable basis) was 134,000oz at a total cash cost* of $1,482/oz for H1 2026, compared to
138,000oz at a total cash cost* of $1,193/oz in H1 2025. Gold production decreased by 3% year-on-year in H1 2026 compared
to H1 2025, mainly due to a 2% decrease in plant throughput and a 1% decrease in recovered grade driven by a decrease in
underground ore tonnes included in the plant feed year-on-year.
Total cash costs per ounce* increased by 24% year-on-year in H1
2026 compared to H1 2025, mainly driven by higher operating
costs associated with increased royalties linked to a stronger gold price, as well as elevated labour, services, chemical reagents, fuel and lubricant material costs.
Obuasi, Ghana

14	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Regions Financial and Operating Results continued
Quarter in review
Australia region

**Western Australia**
Sunrise Dam
Tropicana (70%)

**Legend**

● Operations

In the Australia region, gold production (on an attributable basis) was 142,000oz at a total cash cost* of $1,769/oz in Q2
2026, compared to 126,000oz at a total cash cost* of $1,605/oz in Q2 2025.
Gold production (on an attributable basis) was 269,000oz at a total cash cost* of $1,783/oz in H1 2026, compared to 261,000oz at a total cash cost* of $1,528/oz in H1 2025.
At Sunrise Dam, gold production was 49,000oz at a total cash cost* of $2,258/oz for Q2 2026, compared to 61,000oz at a total cash cost* of $1,644/oz in Q2 2025. Gold production decreased by 20% year-on-year in Q2 2026 compared to Q2 2025, mainly
due to a 15% year-on-year decline in recovered grade as a result of lower underground tonnes and grade, tied to lower mechanical availability, crusher instability that constrained throughput, requiring processing of a greater proportion of low-grade
stockpiles, and lower metallurgical recoveries. Total cash costs per ounce* increased by 37% year-on-year in Q2 2026 compared to Q2 2025, mainly due to the impact of lower production, and increased operating costs linked to higher mining contractor costs, elevated fuel prices and increased stores and services costs associated with increased plant and mechanical
maintenance activity, partially offset by a build-up of metal inventory.
Gold production was 100,000oz at a total cash cost* of $2,172/oz for H1 2026, compared to 122,000oz at a total cash cost* of
$1,561/oz in H1 2025. Gold production decreased by 18% year-
on-year in H1 2026 compared to H1 2025, mainly due to lower
mechanical availability, lower throughput and recoveries and an increase in low grade stockpiles processed. Total cash costs per ounce* increased by 39% year-on-year in H1 2026 compared to
H1 2025, primarily driven by the impact of lower production, a depletion of metal inventory and higher operating costs linked to increased mining contractor, stores and services costs and
increased royalties associated with a higher gold price, partially offset by a build-up of ore stockpiles.
At Tropicana, gold production (on an attributable basis) was
93,000oz at a total cash cost* of $1,388/oz in Q2 2026,
compared to 65,000oz at a total cash cost* of $1,442/oz in Q2
2025. Gold production increased by 43% year-on-year in Q2
2026 compared to Q2 2025, primarily due to open pit recovered grade increasing year-on-year from 0.83g/t to 1.56g/t, mainly driven by higher-grade from the Havana 4 pit where mining was completed in Q2 2026. Going forward, mining is planned to focus on the Havana 6 pit, where average grade is expected to be
lower. Total cash costs per ounce* decreased by 4% year-on-
year in Q2 2026 compared to Q2 2025, mainly driven by the
impact of higher production and a build-up of ore stockpile
inventory, partially offset by increased royalties linked to a higher gold price, a rise in fuel prices, and a stronger Australian dollar to the US dollar.
Gold production (on an attributable basis) was 169,000oz at a total cash cost* of $1,419/oz for H1 2026, compared to
139,000oz at a total cash cost* of $1,376/oz in H1 2025. Gold production increased by 22% year-on-year in H1 2026 compared to H1 2025, mainly due to open pit recovered grade increasing year-on-year from 1.00g/t to 1.40g/t, with a greater proportion of open pit ore mined and processed compared to H1 2025. Total
cash costs per ounce* increased by 3% year-on-year in H1 2026 compared to H1 2025, mainly due to increased operating costs linked to higher labour, mining contractor and stores costs, elevated royalties linked to a higher gold price, and a rise in fuel prices, partially offset by the benefit of increased gold production and a build-up of ore stockpiles.
Tropicana, Australia

15	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Regions Financial and Operating Results continued
Quarter in review
Americas region

United States of America
Arthur Gold Project (a)
North Bullfrog
Nevada Regional Deposits (b)
Colombia
Quebradona
Brazil
AGA Mineração
Argentina
Cerro Vanguardia (92.5%)
Legend
Operations
Projects

Notes
(a)Previously the Expanded Silicon project, and includes the Silicon and Merlin deposits
(b)Includes the deposits of Reward, Bullfrog, Mother Lode, Crown Block
(SNA, Secret Pass and Daisy), and the Sterling mine
In the Americas region, gold production was 118,000oz at a
total cash cost* of $1,123/oz in Q2 2026, compared to 131,000oz at a total cash cost* of $1,237/oz in Q2 2025 (including gold production of 16,000oz for the Serra Grande operation, which was sold on 1 December 2025).
Gold production was 234,000oz at a total cash cost* of $1,023/oz in H1 2026, compared to 246,000oz at a total cash cost* of
$1,206/oz in H1 2025 (including gold production of 26,000oz for the Serra Grande operation, which was sold on 1 December
2025).
In Brazil, at Cuiabá (AGA Mineração), gold production was
72,000oz at a total cash cost* of $1,241/oz for Q2 2026,
compared to 68,000oz at a total cash cost* of $943/oz in Q2
2025. Gold production is recorded upon refining and pouring at the plant, together with the shipment of gold concentrate. Gold production increased by 6% year-on-year in Q2 2026 compared
to Q2 2025, mainly driven by higher mining volumes from
underground operations, leading to greater tonnes treated. Total cash costs per ounce* increased by 32% year-on-year for Q2
2026 compared to Q2 2025, mainly due to higher stores and
services costs linked to increased equipment maintenance
activities, higher by-product processing costs linked to increases in acid prices, higher fuel prices and increased royalties linked to a higher gold price.
Gold production was 139,000oz at a total cash cost* of $1,201/oz for H1 2026, compared to 126,000oz at a total cash cost* of
$922/oz in H1 2025. Gold production increased by 10% year-on-
year in H1 2026 compared to H1 2025, mainly due to an increase in tonnes mined from underground operations, partially offset by a decrease in recovered grade due to lower mined grades in H1
2026. Total cash costs per ounce* increased by 30% year-on-
year in H1 2026 compared to H1 2025, mainly driven by higher operating costs linked to increased engineering material,
reagents, labour and services costs due to increased
maintenance activity, raised acid prices impacting by-product processing costs and elevated fuel prices.
In Argentina, at Cerro Vanguardia, gold production was
46,000oz at a total cash cost* of $933/oz during Q2 2026,
compared to 47,000oz at a total cash cost* of $1,409/oz in Q2
2025. Gold production marginally decreased by 2% year-on-year in Q2 2026 compared to Q2 2025, mainly due to a decrease in
total tonnes treated, partially offset by an increase in recovered grade. Total cash costs per ounce* decreased by 34% year-on-
year in Q2 2026 compared to Q2 2025, mainly due to higher by-
product revenue (due to a stronger silver price) and lower
engineering material costs, partially offset by increased royalties linked to stronger gold and silver prices, elevated fuel prices, and higher labour and services costs.
Gold production was 95,000oz at a total cash cost* of $760/oz for
H1 2026, compared to 94,000oz at a total cash cost* of $1,305/
oz in H1 2025. Gold production marginally increased by 1% year-
on-year in H1 2026 compared to H1 2025, mainly due to an
increase in recovered grade stemming from higher mined grades at open pit and underground operations. Total cash costs per ounce* decreased by 42% year-on-year in H1 2026 compared to
H1 2025, mainly driven by higher by-product revenue (due to a stronger silver price) and lower engineering material costs, partially offset by higher royalties linked to higher gold and silver prices, and increases in labour, fuel and reagents costs.
Nevada, United States of America

16	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Corporate Update
Quarter in review
Corporate update
Issued share capital
As at 30 July 2026, the total issued ordinary share capital of the
Company consisted of 505,769,256 ordinary shares of $1.00
each. Each AngloGold Ashanti ordinary share carries one voting right. The Company does not hold any of its ordinary shares in treasury.
This figure may be used by AngloGold Ashanti shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under its Articles of
Association or to comply with any other applicable laws and
regulations.
Update on proposed share repurchase
programme
On 23 July 2026, the Company’s shareholders approved the
previously announced proposed share repurchase programme
for AngloGold Ashanti’s ordinary shares of up to $2.0bn. The implementation of the proposed share repurchase programme
remains, among other things, subject to receiving any applicable regulatory approvals.
There can be no certainty as to whether the Company will
repurchase any of its ordinary shares, or as to the amount of any such repurchases, or the prices at which such repurchases may be made, or the exchanges on which such repurchases may be
made. The implementation of the proposed share repurchase
programme (including the timing, price and number of AngloGold
Ashanti ordinary shares repurchased) will depend on a number of factors, such as the Company’s financial performance, availability of cash flows, business and market conditions, and legal and regulatory requirements, and will be subject to the Company’s discretion. The proposed share repurchase programme does not obligate AngloGold Ashanti to acquire any particular number of its ordinary shares, and the proposed share repurchase programme may be initiated, suspended or discontinued at any time without prior notice.
Exploration update
For detailed disclosure on the exploration work done for the three months ended 30 June 2026, see the Exploration
Update document on the Company’s website at
www.anglogoldashanti.com on both brownfield and greenfield
exploration programmes.
AGA Mineração, Brazil

17	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Group Financial Results
Income Statement

Group Income Statement	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2026	2025	2026	2025
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

Revenue from product sales	3,104	2,445	6,340	4,408
Cost of sales	(1,401)	(1,248)	(2,694)	(2,372)
Gross profit	1,703	1,197	3,646	2,036
Corporate administration, marketing and related expenses	(45)	(34)	(89)	(61)
Exploration and evaluation costs	(37)	(54)	(97)	(105)
(Impairment) reversal of impairment, (derecognition of assets) and profit (loss) on disposal	(7)	26	(11)	25
Other expenses	(38)	(110)	(63)	(124)
Finance income	36	39	73	71
Foreign exchange and fair value adjustments	(12)	(6)	(47)	(45)
Finance costs and unwinding of obligations	(38)	(44)	(128)	(85)
Share of associates’ and joint ventures’ profit (1)	98	32	325	63
Profit before taxation	1,660	1,046	3,609	1,775
Taxation	(468)	(240)	(955)	(427)
Profit for the period	1,192	806	2,654	1,348

Attributable to:
Equity shareholders	1,002	669	2,283	1,112
Non-controlling interests	190	137	371	236
	1,192	806	2,654	1,348

Basic earnings per ordinary share (US cents) (2)	197	132	448	219
Diluted earnings per ordinary share (US cents) (3)	196	132	447	219

(1) The increase in share of associates and joint ventures’ profit is mainly due to increased profitability at Kibali.
(2) Calculated on the weighted average number of ordinary shares.
(3) Calculated on the diluted weighted average number of ordinary shares.

18	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Group Financial Results
Statement of Financial Position

Group Statement of Financial Position	As at	As at	As at
	Jun	Jun	Dec
	2026	2025	2025
US Dollar millions, except as otherwise noted	Unaudited	Unaudited Revised (1)	Audited

ASSETS
Non-current assets
Tangible assets	8,888	8,399	8,515
Right of use assets	177	174	187
Intangible assets	111	104	106
Investments in associates and joint ventures	861	596	726
Other investments (2)	90	11	12
Loan receivable (3)	173	187	200
Inventories	222	145	175
Trade, other receivables and other assets (4)	208	322	249
Contingent consideration	72	68	60
Reimbursive right for post-retirement benefits	53	55	51
Deferred taxation (1)	126	122	106
Cash restricted for use	46	43	44
	11,027	10,226	10,431

Current assets
Loan receivable (3)	60	215	133
Inventories	1,063	1,030	1,076
Trade, other receivables and other assets (4)	557	448	426
Contingent consideration	40	11	62
Cash restricted for use	25	14	23
Cash and cash equivalents	2,782	2,001	2,905
Assets held for sale	—	295	22
	4,527	4,014	4,647

Total assets	15,554	14,240	15,078

EQUITY AND LIABILITIES
Share capital and premium	571	549	554
Accumulated profit (loss) and other reserves	8,386	6,867	7,537
Shareholders’ equity	8,957	7,416	8,091
Non-controlling interests	1,783	1,875	1,825
Total equity	10,740	9,291	9,916

Non-current liabilities
Borrowings	1,559	2,017	2,025
Lease liabilities	156	128	155
Environmental rehabilitation and other provisions	702	730	687
Provision for pension and post-retirement benefits	64	63	61
Trade and other payables	14	5	14
Deferred taxation (1)	647	551	600
	3,142	3,494	3,542

Current liabilities
Borrowings	12	86	19
Lease liabilities	51	66	59
Environmental rehabilitation and other provisions	142	93	131
Trade and other payables	1,048	786	1,001
Taxation (1)	406	326	377
Bank overdraft	13	15	23
Liabilities held for sale	—	83	10
	1,672	1,455	1,620

Total liabilities	4,814	4,949	5,162

Total equity and liabilities	15,554	14,240	15,078

(1)The comparative period has been revised to correct immaterial prior period errors relating to the classification of deferred and current taxation assets and liabilities as previously reported in the Company’s Q3 2025 and Q4 2025 financial results.
(2)The increase in non-current other investments is mainly due to the purchase of shares in Gold X2 Mining Inc. and Thesis Gold & Silver Inc. of $67m.
(3)The decrease in the loan receivable is mainly due to the loss on restructuring of the Kibali loan of $40m and repayments of $66m.
(4)The increase in trade, other receivables and other assets is mainly as a result of an increase in prepayments of $60m, current taxation asset of $27m and other recoverable taxes of $29m, partly offset by a decrease in trade receivables of $46m. Current taxation asset, which was previously reported separately, is now reported as part of trade, other receivables and other assets. Comparative periods have been reclassified.

19	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Group Financial Results
Statement of Cash Flows

Group Statement of Cash Flows	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2026	2025	2026	2025
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities
Cash generated from operations	1,845	1,237	3,796	2,050
Dividends received from joint ventures	129	18	190	18
Taxation paid	(542)	(237)	(845)	(325)
Net cash inflow from operating activities	1,432	1,018	3,141	1,743

Cash flows from investing activities
Capital expenditure on tangible and intangible assets	(487)	(350)	(915)	(653)
Proceeds from disposal of tangible assets	1	—	1	—
Proceeds from disposal of subsidiary, net of cash disposed	9	25	9	25
Contingent consideration received	—	—	19	19
Other investments and assets acquired (1)	—	(3)	(67)	(3)
(Increase) decrease in cash restricted for use	—	8	(2)	7
Interest received	29	26	53	45
Repayment of loans advanced to joint ventures	16	17	66	77
Net cash outflow from investing activities	(432)	(277)	(836)	(483)

Cash flows from financing activities
Proceeds from borrowings	199	86	199	285
Repayment of borrowings	(650)	—	(650)	(180)
Repayment of lease liabilities	(25)	(23)	(45)	(46)
Finance costs – borrowings	(43)	(32)	(61)	(54)
Finance costs – leases	(5)	(4)	(9)	(8)
Other borrowing costs	(3)	—	(3)	—
Dividends paid to external shareholders and distributions to non- controlling interests	(827)	(212)	(1,853)	(639)
Net cash outflow from financing activities	(1,354)	(185)	(2,422)	(642)

Net (decrease) increase in cash and cash equivalents	(354)	556	(117)	618
Translation	(2)	(8)	4	(9)
Reclassification to disposal group held for sale	—	(20)	—	(20)
Cash and cash equivalents at beginning of period (net of bank overdraft)	3,125	1,458	2,882	1,397
Cash and cash equivalents at end of period (net of bank overdraft)	2,769	1,986	2,769	1,986

(1)This relates to the purchase of shares in Gold X2 Mining Inc. and Thesis Gold & Silver Inc.

20	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Group Segmental
Gold and by-product income
AngloGold Ashanti’s operating segments are being reported based on the financial information regularly provided to the Chief Executive
Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the
Executive Committee are responsible for geographic regions of the business. Under the Group’s operating model, the financial results and the composition of the operating segments are reported to the CODM per geographical region and the Projects segment which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. In addition to the geographical reportable segments structure, the Group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

Gold Income	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2026	2025	2026	2025
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	2,183	1,801	4,504	3,190
Kibali - Attributable 45%	313	226	654	417
Iduapriem	210	164	427	278
Obuasi	231	205	514	376
Siguiri	340	290	717	511
Geita	544	466	1,148	828
Sukari	545	451	1,044	780

AUSTRALIA	646	409	1,269	797
Sunrise Dam	229	196	476	366
Tropicana - Attributable 70%	417	213	793	431

AMERICAS	518	423	1,069	764
Cerro Vanguardia	208	153	456	295
AngloGold Ashanti Mineração (1)	310	218	613	387
Serra Grande	—	52	—	82

	3,347	2,633	6,842	4,751
Equity-accounted joint venture included above	(313)	(226)	(654)	(417)
	3,034	2,407	6,188	4,334

(1) Includes income from sale of gold concentrate.

By-product Revenue
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	4	3	10	5
Kibali - Attributable 45%	1	1	2	1
Obuasi	—	1	—	1
Geita	1	1	4	2
Sukari	2	—	4	1

AUSTRALIA	3	2	6	3
Sunrise Dam	1	1	2	1
Tropicana - Attributable 70%	2	1	4	2

AMERICAS	64	34	138	67
Cerro Vanguardia	59	28	128	58
AngloGold Ashanti Mineração	5	6	10	9

	71	39	154	75
Equity-accounted joint venture included above	(1)	(1)	(2)	(1)
	70	38	152	74

21	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Group Segmental
Cost of sales and gross profit

Cost of Sales	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2026	2025	2026	2025
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	977	872	1,880	1,636
Kibali - Attributable 45%	127	107	250	213
Iduapriem	127	114	220	201
Obuasi	123	101	233	202
Siguiri	169	165	333	300
Geita	214	184	418	350
Sukari	217	201	426	370

AUSTRALIA	311	242	599	475
Sunrise Dam	131	114	257	216
Tropicana - Attributable 70%	167	119	318	241
Administration and other	13	9	24	18

AMERICAS	239	235	464	467
Cerro Vanguardia	118	115	239	226
AngloGold Ashanti Mineração	121	86	225	171
Serra Grande	—	32	—	68
Administration and other	—	2	—	2

CORPORATE AND OTHER	1	6	1	7
	1,528	1,355	2,944	2,585
Equity-accounted joint venture included above	(127)	(107)	(250)	(213)
	1,401	1,248	2,694	2,372

Gross Profit (1)
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	1,210	931	2,634	1,559
Kibali - Attributable 45%	187	119	406	205
Iduapriem	83	49	207	76
Obuasi	108	105	282	175
Siguiri	171	125	384	211
Geita	331	283	733	480
Sukari	330	250	622	412

AUSTRALIA	338	170	676	325
Sunrise Dam	99	83	221	151
Tropicana - Attributable 70%	252	95	479	192
Administration and other	(13)	(8)	(24)	(18)

AMERICAS	343	221	743	364
Cerro Vanguardia	149	66	345	128
AngloGold Ashanti Mineração	194	137	398	225
Serra Grande	—	19	—	13
Administration and other	—	(1)	—	(2)

CORPORATE AND OTHER	(1)	(6)	(1)	(7)
	1,890	1,316	4,052	2,241
Equity-accounted joint venture included above	(187)	(119)	(406)	(205)
	1,703	1,197	3,646	2,036

(1) The Group’s segmental profit measure is gross profit, which excludes the results of associates and joint ventures. For the reconciliation of gross profit to profit for the period, refer to the Group income statement.

22	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Group Segmental
Amortisation and capital expenditure

Amortisation	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2026	2025	2026	2025
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	241	240	454	428
Kibali - Attributable 45%	26	26	46	47
Iduapriem	22	29	34	56
Obuasi	18	22	40	42
Siguiri	14	18	26	33
Geita	57	43	112	81
Sukari	104	102	196	169

AUSTRALIA	53	38	109	76
Sunrise Dam	16	15	35	29
Tropicana - Attributable 70%	36	23	73	47
Administration and other	1	—	1	—

AMERICAS	39	50	80	99
Cerro Vanguardia	15	21	33	37
AngloGold Ashanti Mineração	24	26	47	48
Serra Grande	—	3	—	14

CORPORATE AND OTHER	2	1	3	2
	335	329	646	605
Equity-accounted joint venture included above	(26)	(26)	(46)	(47)
	309	303	600	558

Capital Expenditure
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	355	269	697	510
Kibali - Attributable 45%	62	31	101	64
Iduapriem	40	37	82	72
Obuasi	63	46	121	88
Siguiri	42	20	108	32
Geita	38	69	108	129
Sukari	110	66	177	125

AUSTRALIA	53	46	91	75
Sunrise Dam	30	17	50	30
Tropicana - Attributable 70%	23	29	41	45

AMERICAS	78	57	132	105
Cerro Vanguardia	26	16	47	31
AngloGold Ashanti Mineração	52	29	85	54
Serra Grande	—	12	—	20

PROJECTS	62	9	95	27
Colombian projects	1	—	2	10
North American projects	61	9	93	17

CORPORATE AND OTHER	1	—	1	—

	549	381	1,016	717
Equity-accounted joint venture included above	(62)	(31)	(101)	(64)
	487	350	915	653

23	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Group Segmental
Total Assets

Total Assets	As at	As at	As at
	Jun	Jun	Dec
	2026	2025	2025
US Dollar millions, except as otherwise noted	Unaudited	Unaudited Revised	Audited

AFRICA	9,888	9,197	9,294
Kibali - Attributable 45%	1,017	940	981
Iduapriem	735	609	668
Obuasi	1,710	1,523	1,617
Siguiri	730	576	700
Geita	1,364	1,402	1,283
Sukari	4,321	4,137	4,034
Administration and other	11	10	11

AUSTRALIA	1,152	933	1,115

AMERICAS	1,744	1,825	1,712
Cerro Vanguardia	623	642	560
AngloGold Ashanti Mineração	967	932	1,080
Serra Grande	—	233	—
Administration and other	154	18	72

PROJECTS	1,063	902	975
Colombian projects	100	219	117
North American projects	963	683	858

CORPORATE AND OTHER	1,707	1,383	1,982

	15,554	14,240	15,078

By order of the Board

J TILK Chairman	A CALDERON Chief Executive Officer	G DORAN Chief Financial Officer

30 July 2026

24	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Dividends
AngloGold Ashanti plc today announces an interim dividend for the three months ended 30 June 2026 of 72 US cents per share. In respect of the interim dividend, the timelines, including dates for currency conversions, set out below will apply.
To holders of ordinary shares on the New York Stock Exchange (NYSE)

2026
Ex-dividend on NYSE	Friday, 21 August
Record date	Friday, 21 August
Payment date	Friday, 4 September
To holders of ordinary shares on the South African Register
Additional information for South African resident shareholders of AngloGold Ashanti:
Shareholders registered on the South African section of the register are advised that the distribution of 72 US cents per ordinary share will be converted to South African rands at the applicable exchange rate.
In compliance with the requirements of Strate and the Johannesburg Stock Exchange (JSE) Listings Requirements, the salient dates for payment of the dividend are as follows:

2026
Declaration date	Friday, 31 July
Currency conversion rate for South African rands announcement date	Friday, 14 August
Last date to trade ordinary shares cum dividend	Tuesday, 18 August
Ordinary shares trade ex-dividend	Wednesday, 19 August
Record date	Friday, 21 August
Payment date	Friday, 4 September
Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP (as defined below)
or broker.
To comply with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 19
August 2026 and Friday, 21 August 2026, both days inclusive. No transfers between South African, NYSE and Ghanaian share registers will be permitted between Friday, 14 August 2026 and Friday, 21 August 2026, both days inclusive.
Details of the exchange rates applicable to the dividend and a summary of the tax considerations applicable to South African shareholders is expected to be published on Friday, 14 August 2026.
To Beneficial Owners on the Ghana sub-register holding shares through the nominee arrangement with the Central Securities Depositary (GH) LTD

2026
Currency conversion date	Friday, 14 August
Last date to trade and to register shares cum dividend	Tuesday, 18 August
Shares trade ex-dividend	Wednesday, 19 August
Record date	Friday, 21 August
Approximate payment date of dividend	Friday, 4 September
To Beneficial Owners holding Ghanaian Depositary Shares (GhDSs) and acting by National Trust
Holding Company Ltd as depository agent 100 GhDSs represent one ordinary share

2026
Currency conversion date	Friday, 14 August
Last date to trade and to register GhDSs cum dividend	Tuesday, 18 August
GhDSs trade ex-dividend	Wednesday, 19 August
Record date	Friday, 21 August
Approximate payment date of dividend	Friday, 4 September
Beneficial owners on the Ghana sub-register holding shares and beneficial owners holding GhDSs are advised that the distribution of 72
US cents per ordinary share will be converted to Ghanaian cedis at the applicable exchange rate. Assuming an exchange rate of
US$X/ ¢11.6600, the gross dividend payable per share, is equivalent to ca. ¢8.3952 Ghanaian cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
Entitlement to interim dividends
A “Shareholder of Record” is a person appearing on the register of members of the Company in respect of ordinary shares at the close of business on the relevant record date. A “Beneficial Owner” is a person who holds ordinary shares of the Company through a bank, broker, central securities depository participant (“CSDP”), Shareholder of Record or other agent (sometimes referred to as holding shares “in street name”).

25	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Results
Non-GAAP Disclosure
From time to time AngloGold Ashanti may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
In this document, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”,
“all-in sustaining costs per ounce”, “average gold price received per ounce”, “total cash cost margin”, “sustaining capital expenditure” and
“non-sustaining capital expenditure”, which have been determined using industry guidelines and practices and are not measures under
IFRS. In addition, AngloGold Ashanti also presents the financial items “EBITDA”, “net debt (cash)” and “free cash flow” which are not measures under IFRS either. An investor should not consider these items in isolation or as alternatives to cost of sales, gold income, capital expenditure, profit (loss) for the period, total borrowings, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS or as an indicator of the Group’s performance. The Group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti’s share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-
managed joint ventures are reported on an attributable basis.
All-in sustaining costs
During 2018, the World Gold Council (“WGC”), an industry body, published a revised Guidance Note on the “all-in sustaining costs” metric, which gold mining companies can use to supplement their overall Non-GAAP disclosure. The WGC worked closely with its members
(including AngloGold Ashanti) to develop these Non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that this metric, which AngloGold Ashanti provides herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.
“All-in sustaining costs” is a Non-GAAP measure which is an extension of the existing “total cash costs” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold sold. “All-in sustaining costs per ounce - non-managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.
Total cash costs
“Total cash costs” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a Non-
GAAP measure. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.
“Total cash costs” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. “Total cash costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold produced. “Total cash costs per ounce - non-
managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold produced.
Average gold price received per ounce
“Average gold price received per ounce” is a Non-GAAP measure which gives an indication of revenue earned per ounce of gold sold and serves as a benchmark of performance against the market spot gold price. “Average gold price received per ounce - managed operations”
is calculated by dividing the consolidated US dollar value of this revenue metric by the consolidated ounces of gold sold. “Average gold price received per ounce - non-managed joint ventures” is calculated by dividing the attributable US dollar value of this revenue metric by the attributable ounces of gold sold.
Total cash cost margin
“Total cash cost margin” is a Non-GAAP measure which gives an indication of profitability after covering total cash costs, representing the difference between the average realised price of gold per ounce and the total cash costs per ounce required to produce it, expressed on a percentage basis. “Total cash cost margin” is calculated by AngloGold Ashanti as “average gold price received per ounce” minus “total cash costs per ounce”, divided by “average gold price received per ounce”, expressed on a percentage basis.
Sustaining capital expenditure
“Sustaining capital expenditure” is a Non-GAAP measure comprising capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output and capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Mineral Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.
Non-sustaining capital expenditure
“Non-sustaining capital expenditure” is a Non-GAAP measure comprising capital expenditure incurred at new operations and capital expenditure related to ‘major projects’ at existing operations where these projects will materially increase production.

26	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Results continued
While the Gold Institute provided definitions for the calculation of “total cash costs” and the WGC published a revised Guidance Note on the “all-in sustaining costs” metric during 2018, the calculation of “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”
and “all-in sustaining costs per ounce” may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies.
However, AngloGold Ashanti believes that “total cash costs” and “all-in sustaining costs” in total by mine and per ounce by mine as well as
“average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure” are useful indicators to investors and management as they provide:
•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and
•an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies.
Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating Decision
Maker (CODM), on a total basis.
The key metrics are based on the total ounces, gold income, “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure”
and “non-sustaining capital expenditure” from each operation and as a consequence includes AngloGold Ashanti’s share of the “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” of its non-managed joint ventures that are accounted for under the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics is consistent with the WGC’s Guidance Note on the “all-in sustaining costs” metric.
Although AngloGold Ashanti has shareholder rights and board representation commensurate with its ownership interests in its equity-
accounted non-managed joint ventures and reviews the underlying operating results including “total cash costs”, “all-in sustaining costs”,
“sustaining capital expenditure” and “non-sustaining capital expenditure” with them at each reporting period, it does not have direct control over their operations or resulting revenue and expenses, nor does it have a proportionate legal interest in each financial statement line item. AngloGold Ashanti’s use of “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” on a total basis, is not intended to imply that it has any such control or proportionate legal interest, but rather to reflect the
Non-GAAP measures on a basis consistent with its internal and external segmental reporting.
EBITDA
“EBITDA” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes profit (loss) for the period, adding back finance costs and unwinding of obligations, taxation, amortisation of tangible, right of use and intangible assets, and other amortisation, less finance income for the period.
To enhance comparability with industry peers, AngloGold Ashanti will present EBITDA, and will not further adjust this metric in its reporting.
Comparative periods will also reflect this change.
Net debt (cash)
“Net debt (cash)” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes total borrowings less cash and cash equivalents (net of bank overdraft).
To enhance comparability with industry peers, AngloGold Ashanti will present net debt (cash), and will not further adjust this metric in its reporting. Comparative periods will also reflect this change.
Free cash flow
“Free cash flow" is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes operating cash flow less capital expenditure. Operating cash flow is defined as net cash flow from operating activities, plus repayment of loans advanced to joint ventures, less distributions to non-controlling interests.
Kibali, Democratic Republic of the Congo

27	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Results continued
Reconciliations
All-in sustaining costs and total cash costs per ounce (including total cash cost margin)
A reconciliation of cost of sales as included in AngloGold Ashanti’s Earnings Release for the three months and six months ended 30 June
2026 and 30 June 2025, to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “total cash costs” and “total cash costs per ounce”
for each of the three-month and six-month periods ended 30 June 2026 and 30 June 2025, is presented on a total (Group), total (managed operations/non-managed joint ventures) and segment basis in Note A below.
In addition, the Company has provided detail of the consolidated ounces of gold produced and sold by mine (for managed operations) and the attributable ounces of gold produced and sold by mine (for non-managed joint ventures) for each of those periods below.
Average gold price received per ounce
A reconciliation of gold income as included in AngloGold Ashanti’s Earnings Release for the three months and six months ended 30 June
2026 and 30 June 2025, to “average gold price received per ounce” for each of the three-month and six-month periods ended 30 June
2026 and 30 June 2025, is presented on a total (Group) and total (managed operations/non-managed joint ventures) basis in Note B below.
Sustaining capital expenditure and non-sustaining capital expenditure
A reconciliation of capital expenditure as included in AngloGold Ashanti’s Earnings Release for the three months and six months ended
30 June 2026 and 30 June 2025, to “sustaining capital expenditure” and “non-sustaining capital expenditure” for each of the three-month and six-month periods ended 30 June 2026 and 30 June 2025, is presented on a total (Group), total (managed operations/non-managed joint ventures) and segment basis in Note C below.
EBITDA
A reconciliation of profit (loss) for the period as included in AngloGold Ashanti’s Earnings Release for the three months and six months ended 30 June 2026 and 30 June 2025, to “EBITDA” for each of the three-month and six-month periods ended 30 June 2026 and 30 June
2025, is presented on a total (Group) basis in Note D below.
Net debt (cash)
A reconciliation of total borrowings as included in AngloGold Ashanti’s Earnings Release as at 30 June 2026, 30 June 2025 and
31 December 2025 to “net debt (cash)” as at 30 June 2026, 30 June 2025 and 31 December 2025, is presented on a total (Group) basis in
Note E below.
Free cash flow
A reconciliation of net cash flow from operating activities as included in AngloGold Ashanti’s Earnings Release for the three months and six months ended 30 June 2026 and 30 June 2025, to “free cash flow” for each of the three-month and six-month periods ended 30 June 2026 and 30 June 2025, is presented on a total (Group) basis in Note F below.
Cerro Vanguardia, Argentina

28	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Note A

All-in sustaining costs	FOR THE QUARTER ENDED 30 JUNE 2026
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr. 70%	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	1	127	127	127	123	169	214	217	—	850	131	167	13	311
By-product revenue	—	(1)	(1)	—	—	—	(1)	(2)	—	(3)	(1)	(2)	—	(3)
Amortisation of tangible, intangible and right of use assets	(2)	(26)	(26)	(22)	(18)	(14)	(57)	(104)	—	(215)	(16)	(36)	(1)	(53)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	—	—	—	—	1	—	1
Corporate administration, marketing and related expenses	44	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	—	2	2	1	—	1	9	1	—	12	3	6	—	9
Sustaining exploration and study costs	—	—	—	—	—	3	2	—	—	5	1	—	—	1
Total sustaining capital expenditure	—	18	18	37	48	19	38	62	—	204	22	14	—	36
All-in sustaining costs (5)	44	121	121	142	153	178	205	174	—	852	139	150	12	301
Gold sold - oz (000)	—	71	71	47	51	76	124	121	—	419	51	92	—	143
All-in sustaining costs per ounce - $/oz (1)	—	1,710	1,710	3,013	2,980	2,337	1,655	1,444	—	2,032	2,742	1,617	—	2,102

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

29	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Note A continued

All-in sustaining costs	FOR THE QUARTER ENDED 30 JUNE 2026
	AMERICAS				Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	118	121	—	239	—	127	1,401	1,528
By-product revenue	(59)	(5)	—	(64)	—	(1)	(70)	(71)
Amortisation of tangible, intangible and right of use assets	(15)	(24)	—	(39)	—	(26)	(309)	(335)
Adjusted for decommissioning and inventory amortisation	(1)	—	—	(1)	—	—	—	—
Corporate administration, marketing and related expenses	—	—	—	—	—	—	44	44
Lease payment sustaining	—	6	—	6	1	2	28	30
Sustaining exploration and study costs	—	1	—	1	—	—	7	7
Total sustaining capital expenditure	26	46	—	72	2	18	314	332
All-in sustaining costs (5)	69	144	—	213	4	121	1,414	1,535
Gold sold - oz (000)	47	73	—	120	—	71	682	753
All-in sustaining costs per ounce - $/oz (1)	1,471	1,973	—	1,778	—	1,710	2,073	2,039

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

30	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Note A continued

Total cash costs	FOR THE QUARTER ENDED 30 JUNE 2026
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr. 70%	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	1	127	127	127	123	169	214	217	—	850	131	167	13	311
- By-product revenue	—	(1)	(1)	—	—	—	(1)	(2)	—	(3)	(1)	(2)	—	(3)
- Inventory change	—	7	7	—	(5)	5	(12)	(2)	—	(14)	(2)	—	—	(2)
- Amortisation of tangible assets	(1)	(25)	(25)	(21)	(18)	(13)	(50)	(103)	—	(205)	(14)	(33)	(1)	(48)
- Amortisation of right of use assets	(1)	(1)	(1)	(1)	—	(1)	(7)	(1)	—	(10)	(2)	(3)	—	(5)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	—	—	(2)	(3)	(4)	(1)	3	—	(7)	—	—	(1)	(1)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	(1)	107	107	103	96	156	143	112	—	610	112	129	11	252
Gold produced - oz (000)	—	76	76	47	48	78	116	119	—	408	49	93	—	142
Total cash costs per ounce - $/oz (1)	—	1,426	1,426	2,189	1,998	1,995	1,230	940	—	1,491	2,258	1,388	—	1,769

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

31	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Note A continued

Total cash costs	FOR THE QUARTER ENDED 30 JUNE 2026
	AMERICAS				Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	118	121	—	239	—	127	1,401	1,528
- By-product revenue	(59)	(5)	—	(64)	—	(1)	(70)	(71)
- Inventory change	2	(1)	—	1	—	7	(15)	(8)
- Amortisation of tangible assets	(15)	(20)	—	(35)	—	(25)	(289)	(314)
- Amortisation of right of use assets	—	(4)	—	(4)	—	(1)	(20)	(21)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(3)	(2)	—	(5)	—	—	(13)	(13)
- Retrenchment costs	(1)	—	—	(1)	—	—	(1)	(1)
Total cash costs (5)	43	89	—	132	—	107	993	1,100
Gold produced - oz (000)	46	72	—	118	—	76	668	744
Total cash costs per ounce - $/oz (1)	933	1,241	—	1,123	—	1,426	1,486	1,480
Average gold price received per ounce - $/oz						4,431	4,448	4,446
Total cash cost margin - %						68%	67%	67%

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports
“all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

32	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Note A continued

All-in sustaining costs	FOR THE QUARTER ENDED 30 JUNE 2025
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr. 70%	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	6	107	107	114	101	165	184	201	—	765	114	119	9	242
By-product revenue	—	(1)	(1)	—	(1)	—	(1)	—	—	(2)	(1)	(1)	—	(2)
Amortisation of tangible, intangible and right of use assets	(1)	(26)	(26)	(29)	(22)	(18)	(43)	(102)	—	(214)	(15)	(23)	—	(38)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Corporate administration, marketing and related expenses	33	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	1	1	1	—	1	6	1	—	9	4	6	—	10
Sustaining exploration and study costs	—	—	—	—	—	3	3	—	—	6	—	—	—	—
Total sustaining capital expenditure	—	11	11	20	41	20	64	37	—	182	17	8	—	25
All-in sustaining costs (5)	39	93	93	106	119	171	212	137	—	745	120	108	9	237
Gold sold - oz (000)	—	69	69	50	62	88	141	137	—	478	59	65	—	124
All-in sustaining costs per ounce - $/oz (1)	—	1,367	1,367	2,136	1,918	1,928	1,503	996	—	1,557	2,010	1,666	—	1,903

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

33	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Note A continued

All-in sustaining costs	FOR THE QUARTER ENDED 30 JUNE 2025
	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande(6)	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	115	86	32	2	235	—	107	1,248	1,355
By-product revenue	(28)	(6)	—	—	(34)	—	(1)	(38)	(39)
Amortisation of tangible, intangible and right of use assets	(21)	(26)	(3)	—	(50)	—	(26)	(303)	(329)
Adjusted for decommissioning and inventory amortisation	2	—	—	—	2	—	—	2	2
Corporate administration, marketing and related expenses	—	—	—	—	—	1	—	34	34
Lease payment sustaining	—	6	2	—	8	—	1	28	29
Sustaining exploration and study costs	1	1	—	—	2	—	—	8	8
Total sustaining capital expenditure	16	27	12	—	55	—	11	262	273
All-in sustaining costs (5)	85	89	44	1	219	1	93	1,241	1,334
Gold sold - oz (000)	47	67	16	—	130	—	69	732	801
All-in sustaining costs per ounce - $/oz (1)	1,823	1,327	2,766	—	1,686	—	1,367	1,694	1,666

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

34	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Note A continued

Total cash costs	FOR THE QUARTER ENDED 30 JUNE 2025
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr. 70%	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	6	107	107	114	101	165	184	201	—	765	114	119	9	242
- By-product revenue	—	(1)	(1)	—	(1)	—	(1)	—	—	(2)	(1)	(1)	—	(2)
- Inventory change	—	5	5	(2)	15	(4)	(4)	(9)	—	(4)	2	—	—	2
- Amortisation of tangible assets	(1)	(25)	(25)	(28)	(22)	(17)	(37)	(102)	—	(206)	(12)	(17)	1	(28)
- Amortisation of right of use assets	—	(1)	(1)	(1)	—	(1)	(6)	—	—	(8)	(3)	(6)	(1)	(10)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	(6)	(6)	(1)	(1)	(1)	(4)	(2)	—	(9)	—	(1)	—	(1)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	5	80	80	82	92	142	132	88	—	536	100	94	8	202
Gold produced - oz (000)	—	75	75	49	71	85	138	129	—	472	61	65	—	126
Total cash costs per ounce - $/oz (1)	—	1,081	1,081	1,663	1,299	1,663	955	681	—	1,134	1,644	1,442	—	1,605

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

35	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Note A continued

Total cash costs	FOR THE QUARTER ENDED 30 JUNE 2025
	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande(6)	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	115	86	32	2	235	—	107	1,248	1,355
- By-product revenue	(28)	(6)	—	—	(34)	—	(1)	(38)	(39)
- Inventory change	3	1	—	—	4	—	5	2	7
- Amortisation of tangible assets	(21)	(21)	(2)	—	(44)	—	(25)	(279)	(304)
- Amortisation of right of use assets	—	(5)	(1)	—	(6)	—	(1)	(24)	(25)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(3)	8	2	—	7	—	(6)	(3)	(9)
- Retrenchment costs	(1)	—	—	—	(1)	—	—	(1)	(1)
Total cash costs (5)	66	64	31	1	162	—	80	905	985
Gold produced - oz (000)	47	68	16	—	131	—	75	729	804
Total cash costs per ounce - $/oz (1)	1,409	943	1,930	—	1,237	—	1,081	1,241	1,226
Average gold price received per ounce - $/oz							3,285	3,287	3,287
Total cash cost margin - %							67%	62%	63%

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

36	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Note A continued

All-in sustaining costs	FOR THE SIX MONTHS ENDED 30 JUNE 2026
	Corporate and other (3)	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr. 70%	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	1	250	250	220	233	333	418	426	—	1,630	257	318	24	599
By-product revenue	—	(2)	(2)	—	—	—	(4)	(4)	—	(8)	(2)	(4)	—	(6)
Amortisation of tangible, intangible and right of use assets	(3)	(46)	(46)	(34)	(40)	(26)	(112)	(196)	—	(408)	(35)	(73)	(1)	(109)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	(1)	1	—	—	—	1	—	1
Corporate administration, marketing and related expenses	88	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	4	4	2	—	2	14	2	—	20	5	12	—	17
Sustaining exploration and study costs	—	—	—	1	—	5	4	—	—	10	1	—	—	1
Total sustaining capital expenditure	1	34	34	76	89	51	105	92	—	413	38	25	—	63
All-in sustaining costs (5)	88	240	240	264	282	365	425	321	—	1,657	264	279	24	567
Gold sold - oz (000)	—	140	140	92	110	154	247	223	—	826	102	170	—	272
All-in sustaining costs per ounce - $/oz (1)	—	1,715	1,715	2,879	2,569	2,364	1,726	1,434	—	2,007	2,589	1,643	—	2,087

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

37	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Note A continued

All-in sustaining costs	FOR THE SIX MONTHS ENDED 30 JUNE 2026
	AMERICAS				Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	239	225	—	464	—	250	2,694	2,944
By-product revenue	(128)	(10)	—	(138)	—	(2)	(152)	(154)
Amortisation of tangible, intangible and right of use assets	(33)	(47)	—	(80)	—	(46)	(600)	(646)
Adjusted for decommissioning and inventory amortisation	2	(1)	—	1	—	—	2	2
Corporate administration, marketing and related expenses	—	—	—	—	1	—	89	89
Lease payment sustaining	—	11	—	11	1	4	50	54
Sustaining exploration and study costs	1	—	—	1	1	—	13	13
Total sustaining capital expenditure	46	78	—	124	3	34	604	638
All-in sustaining costs (5)	126	256	—	382	6	240	2,700	2,940
Gold sold - oz (000)	97	137	—	234	—	140	1,332	1,472
All-in sustaining costs per ounce - $/oz (1)	1,288	1,877	—	1,633	—	1,715	2,027	1,998

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

38	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Note A continued

Total cash costs	FOR THE SIX MONTHS ENDED 30 JUNE 2026
	Corporate and other (3)	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr. 70%	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	1	250	250	220	233	333	418	426	—	1,630	257	318	24	599
- By-product revenue	—	(2)	(2)	—	—	—	(4)	(4)	—	(8)	(2)	(4)	—	(6)
- Inventory change	—	(5)	(5)	(1)	1	(2)	(11)	14	—	1	(2)	(2)	—	(4)
- Amortisation of tangible assets	(1)	(45)	(45)	(30)	(40)	(24)	(99)	(196)	—	(389)	(31)	(63)	—	(94)
- Amortisation of right of use assets	(2)	(1)	(1)	(4)	—	(2)	(13)	—	—	(19)	(4)	(10)	(1)	(15)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	1	1	(5)	(6)	(6)	(2)	(4)	—	(23)	—	—	(1)	(1)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	(1)	198	198	179	189	298	289	236	—	1,191	218	239	22	479
Gold produced - oz (000)	—	134	134	91	111	153	244	232	—	831	100	169	—	269
Total cash costs per ounce - $/oz (1)	—	1,482	1,482	1,970	1,713	1,946	1,183	1,020	—	1,434	2,172	1,419	—	1,783

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

39	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Note A continued

Total cash costs	FOR THE SIX MONTHS ENDED 30 JUNE 2026
	AMERICAS				Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	239	225	—	464	—	250	2,694	2,944
- By-product revenue	(128)	(10)	—	(138)	—	(2)	(152)	(154)
- Inventory change	(1)	2	—	1	—	(5)	(2)	(7)
- Amortisation of tangible assets	(33)	(39)	—	(72)	—	(45)	(556)	(601)
- Amortisation of right of use assets	—	(8)	—	(8)	—	(1)	(44)	(45)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(3)	(2)	—	(5)	—	1	(29)	(28)
- Retrenchment costs	(1)	—	—	(1)	—	—	(1)	(1)
Total cash costs (5)	73	167	—	240	—	198	1,909	2,107
Gold produced - oz (000)	95	139	—	234	—	134	1,334	1,468
Total cash costs per ounce - $/oz (1)	760	1,201	—	1,023	—	1,482	1,431	1,436
Average gold price received per ounce - $/oz						4,672	4,647	4,650
Total cash cost margin - %						68%	69%	69%

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

40	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Note A continued

All-in sustaining costs	FOR THE SIX MONTHS 30 JUNE 2025
	Corporate and other (3)	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr. 70%	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	7	213	213	201	202	300	350	370	—	1,423	216	241	18	475
By-product revenue	—	(1)	(1)	—	(1)	—	(2)	(1)	—	(4)	(1)	(2)	—	(3)
Amortisation of tangible, intangible and right of use assets	(2)	(47)	(47)	(56)	(42)	(33)	(81)	(169)	—	(381)	(29)	(47)	—	(76)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	(1)	—	—	(1)	—	—	—	—
Corporate administration, marketing and related expenses	60	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	2	2	2	—	3	11	1	—	17	8	10	—	18
Sustaining exploration and study costs	—	—	—	2	—	4	5	—	—	11	—	—	—	—
Total sustaining capital expenditure	—	24	24	39	78	31	119	69	—	336	30	14	—	44
All-in sustaining costs (5)	66	192	192	188	237	304	401	270	—	1,400	225	216	18	459
Gold sold - oz (000)	—	135	135	90	122	166	265	253	—	896	119	141	—	260
All-in sustaining costs per ounce - $/oz (1)	—	1,414	1,414	2,099	1,945	1,837	1,512	1,068	—	1,565	1,889	1,527	—	1,764

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

41	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Note A continued

All-in sustaining costs	FOR THE SIX MONTHS ENDED 30 JUNE 2025
	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande(6)	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	226	171	68	2	467	—	213	2,372	2,585
By-product revenue	(58)	(9)	—	—	(67)	—	(1)	(74)	(75)
Amortisation of tangible, intangible and right of use assets	(37)	(48)	(14)	—	(99)	—	(47)	(558)	(605)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	(1)	(1)
Corporate administration, marketing and related expenses	—	—	—	—	—	1	—	61	61
Lease payment sustaining	—	12	4	—	16	1	2	53	55
Sustaining exploration and study costs	1	1	—	—	2	—	—	13	13
Total sustaining capital expenditure	31	52	20	—	103	2	24	485	509
All-in sustaining costs (5)	162	179	79	2	422	4	192	2,351	2,543
Gold sold - oz (000)	96	125	26	—	247	—	135	1,403	1,538
All-in sustaining costs per ounce - $/oz (1)	1,697	1,427	3,019	—	1,707	—	1,414	1,676	1,654

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold
Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

42	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Note A continued

Total cash costs	FOR THE SIX MONTHS ENDED 30 JUNE 2025
	Corporate and other (3)	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr. 70%	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	7	213	213	201	202	300	350	370	—	1,423	216	241	18	475
- By-product revenue	—	(1)	(1)	—	(1)	—	(2)	(1)	—	(4)	(1)	(2)	—	(3)
- Inventory change	—	4	4	1	5	(2)	(13)	(13)	—	(22)	4	(1)	—	3
- Amortisation of tangible assets	(2)	(46)	(46)	(53)	(42)	(31)	(69)	(168)	—	(363)	(22)	(36)	—	(58)
- Amortisation of right of use assets	—	(1)	(1)	(3)	—	(2)	(12)	(1)	—	(18)	(7)	(11)	—	(18)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	(5)	(5)	(4)	(3)	(2)	(4)	(2)	—	(15)	—	—	(1)	(1)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	5	165	165	142	161	263	250	185	—	1,001	190	191	17	398
Gold produced - oz (000)	—	138	138	89	125	165	254	246	—	879	122	139	—	261
Total cash costs per ounce - $/oz (1)	—	1,193	1,193	1,586	1,293	1,595	985	750	—	1,138	1,561	1,376	—	1,528

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

43	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Note A continued

Total cash costs	FOR THE SIX MONTHS ENDED 30 JUNE 2025
	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande(6)	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	226	171	68	2	467	—	213	2,372	2,585
- By-product revenue	(58)	(9)	—	—	(67)	—	(1)	(74)	(75)
- Inventory change	(1)	1	—	—	—	—	4	(19)	(15)
- Amortisation of tangible assets	(37)	(38)	(12)	—	(87)	—	(46)	(510)	(556)
- Amortisation of right of use assets	—	(10)	(2)	—	(12)	—	(1)	(48)	(49)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(6)	1	2	—	(3)	—	(5)	(19)	(24)
- Retrenchment costs	(1)	—	—	—	(1)	—	—	(1)	(1)
Total cash costs (5)	123	116	56	2	297	—	165	1,701	1,866
Gold produced - oz (000)	94	126	26	—	246	—	138	1,386	1,524
Total cash costs per ounce - $/oz (1)	1,305	922	2,144	—	1,206	—	1,193	1,228	1,224
Average gold price received per ounce - $/oz							3,078	3,090	3,089
Total cash cost margin - %							61%	60%	60%

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

44	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Note B
Quarter 2 and six months | 2026 and 2025

Average gold price received per ounce	Quarter			Quarter			Six months			Six months
	ended			ended			ended			ended
	Jun			Jun			Jun			Jun
	2026			2025			2026			2025
	Unaudited			Unaudited			Unaudited			Unaudited
US Dollar millions, except as otherwise noted	Managed operations	Non- managed joint ventures	Group (Equity)	Managed operations	Non- managed joint ventures	Group (Equity)	Managed operations	Non- managed joint ventures	Group (Equity)	Managed operations	Non-managed joint ventures	Group (Equity)
Gold income per income statement	3,034	313	3,034	2,407	226	2,407	6,188	654	6,188	4,334	417	4,334
Associates’ and joint ventures’ share of gold income			313			226			654			417
Gold income	3,034	313	3,347	2,407	226	2,633	6,188	654	6,842	4,334	417	4,751
Gold sold (oz 000) (1)	682	71	753	732	69	801	1,332	140	1,472	1,403	135	1,538
Average gold price received per ounce - $/oz	4,448	4,431	4,446	3,287	3,285	3,287	4,647	4,672	4,650	3,090	3,078	3,089

(1) Includes gold sold of 16,000oz for Q2 2025 and 26,000oz for H1 2025 for the Serra Grande operation, which was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

45	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Note C
Quarter 2 | 2026 and 2025

Capital expenditure	FOR THE QUARTER ENDED 30 JUNE 2026
	Corporate and other	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr.70%	Australia other	Australia
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	—	18	18	37	48	19	38	62	—	204	22	14	—	36
Non-sustaining capital expenditure	1	44	44	3	15	23	—	48	—	89	8	9	—	17
Capital expenditure	1	62	62	40	63	42	38	110	—	293	30	23	—	53

Capital expenditure	AMERICAS				Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (1)
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	26	46	—	72	2	18	314	332
Non-sustaining capital expenditure	—	6	—	6	60	44	173	217
Capital expenditure	26	52	—	78	62	62	487	549

Capital expenditure	FOR THE QUARTER ENDED 30 JUNE 2025
	Corporate and other	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr. 70%	Australia other	Australia
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	—	11	11	20	41	20	64	37	—	182	17	8	—	25
Non-sustaining capital expenditure	—	20	20	17	5	—	5	29	—	56	—	21	—	21
Capital expenditure	—	31	31	37	46	20	69	66	—	238	17	29	—	46

Capital expenditure	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande(2)	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (1)
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	16	27	12	—	55	—	11	262	273
Non-sustaining capital expenditure	—	2	—	—	2	9	20	88	108
Capital expenditure	16	29	12	—	57	9	31	350	381

(1)Total including equity-accounted non-managed joint ventures.
(2)Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

46	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Note C continued
Six months | 2026 and 2025

Capital expenditure	FOR THE SIX MONTHS ENDED 30 JUNE 2026
	Corporate and other	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr. 70%	Australia other	Australia
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	1	34	34	76	89	51	105	92	—	413	38	25	—	63
Non-sustaining capital expenditure	—	67	67	6	32	57	3	85	—	183	12	16	—	28
Capital expenditure	1	101	101	82	121	108	108	177	—	596	50	41	—	91

Capital expenditure	AMERICAS				Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (1)
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	46	78	—	124	3	34	604	638
Non-sustaining capital expenditure	1	7	—	8	92	67	311	378
Capital expenditure	47	85	—	132	95	101	915	1,016

Capital expenditure	FOR THE SIX MONTHS ENDED 30 JUNE 2025
	Corporate and other	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr. 70%	Australia other	Australia
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	—	24	24	39	78	31	119	69	—	336	30	14	—	44
Non-sustaining capital expenditure	—	40	40	33	10	1	10	56	—	110	—	31	—	31
Capital expenditure	—	64	64	72	88	32	129	125	—	446	30	45	—	75

Capital expenditure	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande(2)	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (1)
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	31	52	20	—	103	2	24	485	509
Non-sustaining capital expenditure	—	2	—	—	2	25	40	168	208
Capital expenditure	31	54	20	—	105	27	64	653	717

(1)Total including equity-accounted non-managed joint ventures.
(2)Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

47	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Note D

EBITDA	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2026	2025	2026	2025
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

EBITDA
Profit for the period	1,192	806	2,654	1,348
Add back:
Finance costs and unwinding of obligations	38	44	128	85
Finance income	(36)	(39)	(73)	(71)
Taxation	468	240	955	427
Amortisation of tangible, right of use and intangible assets	309	303	600	558
Other amortisation	3	(1)	1	2
EBITDA	1,974	1,353	4,265	2,349

Rounding of figures may result in computational discrepancies.

48	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Note E

Net debt (cash)	As at	As at	As at
	Jun	Jun	Dec
	2026	2025	2025
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited

Borrowings - non-current portion	1,559	2,017	2,025
Borrowings - current portion	12	86	19
Lease liabilities - non-current portion	156	128	155
Lease liabilities - current portion	51	66	59
Total borrowings	1,778	2,297	2,258
Less cash and cash equivalents, net of bank overdraft	(2,769)	(1,986)	(2,882)
Net debt (cash)	(991)	311	(624)
Net debt (cash) to EBITDA ratio	(0.13) :1	0.08:1	(0.11):1
Total borrowings to profit for the period	0.40:1	1.11:1	0.71:1

Rounding of figures may result in computational discrepancies.

49	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Non-GAAP Disclosure Note F

Free cash flow	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2026	2025	2026	2025
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited
Net cash flow from operating activities (1)	1,432	1,018	3,141	1,743
Repayment of loans advanced to joint ventures	16	17	66	77
Distributions to non-controlling interests	(234)	(150)	(397)	(229)
Operating cash flow	1,214	885	2,810	1,591
Capital expenditure on tangible and intangible assets	(487)	(350)	(915)	(653)
Free cash flow	727	535	1,895	938

(1) Includes working capital movements as per table below.

(Increase) decrease in inventories	(35)	19	(43)	19
(Increase) decrease in trade receivables	(79)	(145)	(151)	(186)
(Decrease) increase in trade payables	71	(14)	33	(141)
Movement in working capital	(43)	(140)	(161)	(308)

Rounding of figures may result in computational discrepancies.

50	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Other Information Exchange Rates

Exchange Rates	Jun	Jun	Dec
	2026	2025	2025
	Unaudited	Unaudited	Unaudited

ZAR/USD
Average for the year to date	16.40	18.37	17.86
Average for the quarter	16.47	18.26	17.10
Closing	16.39	17.75	16.56

AUD/USD
Average for the year to date	1.42	1.58	1.55
Average for the quarter	1.41	1.56	1.52
Closing	1.45	1.52	1.50

BRL/USD
Average for the year to date	5.15	5.76	5.59
Average for the quarter	5.05	5.66	5.39
Closing	5.18	5.46	5.50

ARS/USD
Average for the year to date	1,413.75	1,103.75	1,246.73
Average for the quarter	1,409.88	1,151.60	1,436.37
Closing	1,483.02	1,194.08	1,459.42

EGP/USD
Average for the year to date	50.47	50.39	49.19
Average for the quarter	52.08	50.32	47.45
Closing	49.08	49.55	47.65

51	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Operating Results Operations at a glance
Quarter 2 | 2026 and 2025

Operations at a glance	FOR THE QUARTERS ENDED 30 JUNE 2026 AND 30 JUNE 2025
	Gold production oz (000)		Open pit treated 000 tonnes		Underground milled / treated 000 tonnes		Other milled / treated 000 tonnes		Open pit recovered grade g/tonne		Underground recovered grade g/tonne		Other recovered grade g/tonne		Total recovered grade g/tonne
	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25

AFRICA Non-managed joint ventures	76	75	580	612	343	335	—	—	1.77	1.18	3.87	4.79	—	—	2.55	2.46
Kibali - Attr. 45% (1)	76	75	580	612	343	335	—	—	1.77	1.18	3.87	4.79	—	—	2.55	2.46

AFRICA Managed operations	408	472	7,596	7,978	1,241	1,268	571	79	0.98	1.09	4.13	4.62	0.34	0.28	1.35	1.57
Iduapriem	47	49	1,317	1,353	—	—	—	—	1.10	1.13	—	—	—	—	1.10	1.13
Obuasi	48	71	—	—	250	355	—	—	—	—	6.00	6.21	—	—	6.00	6.21
Siguiri (3)	78	85	2,899	3,159	—	—	—	—	0.84	0.84	—	—	—	—	0.84	0.84
Geita	116	138	662	667	668	646	—	—	1.90	2.50	3.53	4.06	—	—	2.72	3.27
Sukari (3)	119	129	2,718	2,799	323	267	571	79	0.86	1.01	3.90	3.85	0.34	0.28	1.02	1.27

AUSTRALIA	142	126	1,717	1,643	825	947	—	—	1.44	0.98	2.37	2.44	—	—	1.74	1.51
Sunrise Dam	49	61	372	356	542	593	—	—	1.03	1.50	2.15	2.28	—	—	1.69	1.99
Tropicana - Attr. 70%	93	65	1,345	1,287	283	354	—	—	1.56	0.83	2.79	2.71	—	—	1.77	1.24

AMERICAS	118	131	167	163	468	785	488	446	2.36	2.77	5.16	4.24	1.73	0.70	3.25	2.94
Cerro Vanguardia (3)	46	47	167	163	151	163	371	446	2.36	2.77	5.29	4.28	0.61	0.70	2.06	1.90
AngloGold Ashanti Mineração (2)	72	68	—	—	317	394	117	—	—	—	5.09	5.39	5.30	—	5.15	5.39
Serra Grande (4)	—	16	—	—	—	228	—	—	—	—	—	2.21	—	—	—	2.21
Managed operations	668	729	9,480	9,784	2,534	3,000	1,059	525	1.09	1.10	3.74	3.83	0.98	0.64	1.59	1.70
Non-managed joint ventures	76	75	580	612	343	335	—	—	1.77	1.18	3.87	4.79	—	—	2.55	2.46
Group total including equity-accounted non- managed joint ventures	744	804	10,060	10,396	2,877	3,335	1,059	525	1.13	1.10	3.76	3.93	0.98	0.64	1.65	1.75
(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties in Q2 2026.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

52	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Financial Results Operations at a glance
Quarter 2 | 2026 and 2025

Operations at a glance	FOR THE QUARTERS ENDED 30 JUNE 2026 AND 30 JUNE 2025
	Cost of sales		Gross profit		Total cash costs per ounce*		All-in sustaining costs per ounce*		Sustaining MRD / Stripping capital		Other sustaining capital		Non-sustaining capital*
	$m		$m		$/oz		$/oz		$m		$m		$m
	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25

AFRICA Non-managed joint ventures	127	107	187	119	1,426	1,081	1,710	1,367	8	4	10	7	44	20
Kibali - Attr. 45% (1)	127	107	187	119	1,426	1,081	1,710	1,367	8	4	10	7	44	20

AFRICA Managed operations	850	765	1,023	812	1,491	1,134	2,032	1,557	94	98	110	84	89	56
Iduapriem	127	114	83	49	2,189	1,663	3,013	2,136	32	20	5	—	3	17
Obuasi	123	101	108	105	1,998	1,299	2,980	1,918	22	30	26	11	15	5
Siguiri (3)	169	165	171	125	1,995	1,663	2,337	1,928	3	4	16	16	23	—
Geita	214	184	331	283	1,230	955	1,655	1,503	25	33	13	31	—	5
Sukari (3)	217	201	330	250	940	681	1,444	996	12	11	50	26	48	29
Administration and other	—	—	—	—	—	—	—	—	—	—	—	—	—	—

AUSTRALIA	311	242	338	170	1,769	1,605	2,102	1,903	21	7	15	18	17	21
Sunrise Dam	131	114	99	83	2,258	1,644	2,742	2,010	14	4	8	13	8	—
Tropicana - Attr. 70%	167	119	252	95	1,388	1,442	1,617	1,666	7	3	7	5	9	21
Administration and other	13	9	(13)	(8)	—	—	—	—	—	—	—	—	—	—

AMERICAS	239	235	343	221	1,123	1,237	1,778	1,686	39	37	33	18	6	2
Cerro Vanguardia (3)	118	115	149	66	933	1,409	1,471	1,823	15	7	11	9	—	—
AngloGold Ashanti Mineração (2)	121	86	194	137	1,241	943	1,973	1,327	24	21	22	6	6	2
Serra Grande (4)	—	32	—	19	—	1,930	—	2,766	—	9	—	3	—	—
Administration and other	—	2	—	(1)	—	—	—	—	—	—	—	—	—	—

PROJECTS	—	—	—	—	—	—	—	—	—	—	2	—	60	9
Colombian projects	—	—	—	—	—	—	—	—	—	—	—	—	1	—
North American projects	—	—	—	—	—	—	—	—	—	—	2	—	59	9

CORPORATE AND OTHER	1	6	(1)	(6)	—	—	—	—	—	—	—	—	1	—

Managed operations	1,401	1,248	1,703	1,197	1,486	1,241	2,073	1,694	154	142	160	120	173	88
Non-managed joint ventures	127	107	187	119	1,426	1,081	1,710	1,367	8	4	10	7	44	20
Group total including equity-accounted non- managed joint ventures	1,528	1,355	1,890	1,316	1,480	1,226	2,039	1,666	162	146	170	127	217	108

(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties in Q2 2026.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Serra Grande was sold on 1 December 2025.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q2 2026 EARNINGS RELEASE	53

AngloGold Ashanti plc
2026 | Quarter 2
Operating Results Operations at a glance
Six months | 2026 and 2025

Operations at a glance	FOR THE SIX MONTHS 30 JUNE 2026 AND 30 JUNE 2025
	Gold production oz (000)		Open pit treated 000 tonnes		Underground milled / treated 000 tonnes		Other milled / treated 000 tonnes		Open pit recovered grade g/tonne		Underground recovered grade g/tonne		Other recovered grade g/tonne		Total recovered grade g/tonne
	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25

AFRICA Non-managed joint ventures	134	138	1,216	1,219	617	658	—	—	1.36	1.02	4.05	4.65	—	—	2.27	2.29
Kibali - Attr. 45% (1)	134	138	1,216	1,219	617	658	—	—	1.36	1.02	4.05	4.65	—	—	2.27	2.29

AFRICA Managed operations	831	879	14,920	14,879	2,663	2,426	1,270	190	1.00	1.05	3.99	4.65	0.33	0.34	1.37	1.56
Iduapriem	91	89	2,710	2,352	—	—	—	—	1.04	1.18	—	—	—	—	1.04	1.18
Obuasi	111	125	—	—	603	636	—	—	—	—	5.70	6.09	—	—	5.70	6.09
Siguiri (3)	153	165	5,568	6,106	—	—	—	—	0.86	0.84	—	—	—	—	0.86	0.84
Geita	244	254	1,257	1,188	1,423	1,251	—	—	2.06	2.23	3.52	4.20	—	—	2.84	3.24
Sukari (3)	232	246	5,385	5,233	637	539	1,270	190	0.88	0.96	3.43	3.98	0.33	0.34	0.99	1.28

AUSTRALIA	269	261	3,403	3,193	1,621	1,875	—	—	1.34	1.09	2.34	2.47	—	—	1.66	1.60
Sunrise Dam	100	122	821	664	1,022	1,233	—	—	1.14	1.44	2.14	2.30	—	—	1.69	2.00
Tropicana - Attr. 70%	169	139	2,582	2,529	599	642	—	—	1.40	1.00	2.69	2.79	—	—	1.65	1.36

AMERICAS	234	246	345	349	927	1,411	1,013	966	2.65	2.62	5.02	4.34	1.70	0.64	3.19	2.81
Cerro Vanguardia (3)	95	94	345	347	285	295	780	966	2.65	2.63	5.30	4.71	0.69	0.64	2.10	1.81
AngloGold Ashanti Mineração (2)	139	126	—	—	642	725	233	—	—	—	4.90	5.41	5.07	—	4.94	5.41
Serra Grande(4)	—	26	—	2	—	391	—	—	—	1.17	—	2.09	—	—	—	2.08

Managed operations	1,334	1,386	18,668	18,421	5,211	5,712	2,283	1,156	1.09	1.09	3.66	3.86	0.94	0.59	1.59	1.70
Non-managed joint ventures	134	138	1,216	1,219	617	658	—	—	1.36	1.02	4.05	4.65	—	—	2.27	2.29
Group total including equity-accounted non- managed joint ventures	1,468	1,524	19,884	19,640	5,828	6,370	2,283	1,156	1.11	1.08	3.70	3.94	0.94	0.59	1.63	1.75

(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties in H1 2026.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

Q2 2026 EARNINGS RELEASE	54

AngloGold Ashanti plc
2026 | Quarter 2
Financial Results Operations at a glance
Six months | 2026 and 2025

Operations at a glance	FOR THE SIX MONTHS ENDED 30 JUNE 2026 AND 30 JUNE 2025
	Cost of sales		Gross profit		Total cash costs per ounce*		All-in sustaining costs per ounce*		Sustaining MRD / Stripping capital		Other sustaining capital		Non-sustaining capital*
	$m		$m		$/oz		$/oz		$m		$m		$m
	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25

AFRICA Non-managed joint ventures	250	213	406	205	1,482	1,193	1,715	1,414	14	10	20	14	67	40
Kibali - Attr. 45% (1)	250	213	406	205	1,482	1,193	1,715	1,414	14	10	20	14	67	40

AFRICA Managed operations	1,630	1,423	2,228	1,354	1,434	1,138	2,007	1,565	203	192	210	144	183	110
Iduapriem	220	201	207	76	1,970	1,586	2,879	2,099	66	35	10	4	6	33
Obuasi	233	202	282	175	1,713	1,293	2,569	1,945	48	58	41	20	32	10
Siguiri (3)	333	300	384	211	1,946	1,595	2,364	1,837	14	11	37	20	57	1
Geita	418	350	733	480	1,183	985	1,726	1,512	53	67	52	52	3	10
Sukari (3)	426	370	622	412	1,020	750	1,434	1,068	22	21	70	48	85	56
Administration and other	—	—	—	—	—	—	—	—	—	—	—	—	—	—

AUSTRALIA	599	475	676	325	1,783	1,528	2,087	1,764	37	16	26	28	28	31
Sunrise Dam	257	216	221	151	2,172	1,561	2,589	1,889	23	10	15	20	12	—
Tropicana - Attr. 70%	318	241	479	192	1,419	1,376	1,643	1,527	14	6	11	8	16	31
Administration and other	24	18	(24)	(18)	—	—	—	—	—	—	—	—	—	—

AMERICAS	464	467	743	364	1,023	1,206	1,633	1,707	74	74	50	29	8	2
Cerro Vanguardia (3)	239	226	345	128	760	1,305	1,288	1,697	29	14	17	17	1	—
AngloGold Ashanti Mineração (2)	225	171	398	225	1,201	922	1,877	1,427	45	43	33	9	7	2
Serra Grande(4)	—	68	—	13	—	2,144	—	3,019	—	17	—	3	—	—
Administration and other	—	2	—	(2)	—	—	—	—	—	—	—	—	—	—

PROJECTS	—	—	—	—	—	—	—	—	—	—	3	2	92	25
Colombian projects	—	—	—	—	—	—	—	—	—	—	—	—	2	10
North American projects	—	—	—	—	—	—	—	—	—	—	3	2	90	15

CORPORATE AND OTHER	1	7	(1)	(7)	—	—	—	—	—	—	1	—	—	—

Managed operations	2,694	2,372	3,646	2,036	1,431	1,228	2,027	1,676	314	282	290	203	311	168
Non-managed joint ventures	250	213	406	205	1,482	1,193	1,715	1,414	14	10	20	14	67	40
Group total including equity-accounted non- managed joint ventures	2,944	2,585	4,052	2,241	1,436	1,224	1,998	1,654	328	292	310	217	378	208

(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties in H1 2026.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Serra Grande was sold on 1 December 2025.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

55	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Administration and Corporate Information

AngloGold Ashanti plc
Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
Share codes:
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD
JSE Sponsor:
The Standard Bank of South Africa Limited
Auditors:
PricewaterhouseCoopers Inc.
PricewaterhouseCoopers LLP
Offices
Registered and Corporate
Third Floor, Hobhouse Court
Suffolk Street
London SW1Y 4HH
United Kingdom
Telephone: +44 (0) 203 968 3320
Global headquarters
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
Telephone: +1 303 889 0700
Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
South Africa
112 Oxford Road
Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
Alberto Calderon (Chief Executive Officer)
Gillian Doran  (Chief Financial Officer)
Non-Executive
Jochen Tilk (Chair)
Kojo Busia
Bruce Cleaver
Alan Ferguson
Albert Garner
Jinhee Magie
Nicky Newton-King
Marcus Randolph
Diana Sands
Company Secretary
Catherine Stead
Company secretarial e-mail
companysecretary@anglogoldashanti.com
Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@aga.gold
Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@aga.gold
AngloGold Ashanti website
www.anglogoldashanti.com

Share Registrars
United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2906
Shareholder Online inquiries:
https://www-us.computershare.com/Investor/
#Contact
Website: www.computershare.com/
AngloGoldAshanti
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com
Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315
Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

AngloGold Ashanti posts information that may be important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations.
Accordingly, investors should visit this website regularly to obtain important information about AngloGold
Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the United States
Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the
AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.
PUBLISHED BY ANGLOGOLD ASHANTI
Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, mine life, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects, preliminary financial and production metrics for in-process projects, the ability to convert Mineral Resource into Mineral Reserve and replace Mineral Reserve net of depletion from production and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of
AngloGold Ashanti’s exploration and production projects, the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”,
“expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”,
“potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2025 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-
looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 31 July 2026
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary